Exhibit 99.2

Management Discussion and Analysis

(Expressed in U.S. Dollars)

As at and for the years ended December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Prepared on May 18, 2023

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

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●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of the global COVID-19 pandemic and the war in Ukraine.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Please see “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” for additional factors that could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all the risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this Annual Report.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Common Shares and warrants to purchase Common Shares, or the Warrants, could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our consolidated audited financial statements for the fiscal year ended December 31, 2022 includes a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

●	In 2022, our independent registered public accountants identified three material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In 2021, our independent registered public accountants identified five material weaknesses in our internal controls over financial reporting, which have only been partially remediated.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

●	The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

●	Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

●	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

●	We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●	A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

●	We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

●	Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

●	We rely on industry data and projections which may prove to be inaccurate.

Risks Related to our Reliance on Third Parties

●	As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●	Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

●	The application development ecosystem supporting our devices and related accessories is new and evolving.

●	Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

●	Our products are subject to risks associated with sourcing and manufacturing.

●	The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●	Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

●	Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to Government Regulation

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non- compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named herein in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We have operations in China, which exposes us to risks inherent in doing business there.

●	The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, in which we do business could adversely impact our financial performance.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

●	The conversion of the Lind Partner Note and the exercise of the Lind Partner Warrant or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares and Warrants which could negatively impact the price of our securities and an investor’s ability to sell them. We have until August 21, 2023 to regain compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s Common Shares, no par value per share, was below $1.00 per share for a period of 30 consecutive business days.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	The exercise of the outstanding warrants may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The market for our Common Shares may not provide investors with adequate liquidity.

●	Since we do not expect to pay any cash dividends for the foreseeable future, investors in our common shares may be forced to sell their stock in order to obtain a return on their investment.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

●	The Company is presently under a cease trading order with the British Columbia Securities Commission, for late filing of the Company’s December 31, 2022 financial statements.

●	The Company has received a notice from NASDAQ that the Company is in default of maintaining a minimum bid price of $1.00 per share. In the event this is not rectified by August 21, 2023, the Company will be de-listed from NASDAQ exchange.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2022, we had an accumulated deficit of $77,818,663. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2022, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2022, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2022 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022 and 2021, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2022, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to our revenue recognition practices where we do not sufficiently review (i) product returns in relation to product sales and (ii) for title transfer terms to determine when revenue should be recorded. The second material weakness related to insufficient documentation of inventory controls relating to our inventory balances, advances to suppliers, and off-site inventory tracking is limited. The third material weakness related to internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

For the material weaknesses identified in our 2022 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	With respect to the revenue recognition practices, management will consistently apply of IFRS15 with respect to the five criterion for revenue recognition, In addition, management will institute peer review of North American sales by the Israeli subsidiary’s chief financial officer and peer review by Company’s Chief Financial Officer of Israeli sales recognition policy on a quarterly basis and engage in dialogue on new customers to ensure the revenue recognition policy and the customer contracts are consistently applied.

●	With respect to the inventory control weaknesses, management will institute the following remediation procedures:

●	Monthly comparison of inventory first and last cost in USD$ between periods to note any changes and to investigate the reason for these discrepancies to provide a more accurate quantum of write downs and consistent costing.

●	The implementation of an IT system to track the inventory movements in North America;

●	Monthly comparison of inventory units between periods to note any changes and to investigate the reason for any inconsistencies.

●	Obtain confirmation of goods in transit with external vendors and consignment customers on a more timely basis.

●	With respect to the development cost weaknesses, the research and development team will be required to approve all invoices from the R&D sub-contractor and ensure they fall within the budget to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the R&D team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and once approved, will forward said documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

In 2021, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the insufficient review of inventory balances for products which are slow-moving. The second material weakness related to the insufficient review of advances to suppliers on products that are no longer selling, the third material weakness relates to insufficient controls surrounding off-site inventory tracking. The fourth material weakness related to insufficient review whether product returns relate to sales recorded in the fiscal year. The fifth material weakness relates to insufficient review of title transfer terms to determine the period in which revenue should be recorded.

For the material weaknesses identified in our 2021 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	On a quarterly basis, the Company now reviews inventory on hand for slow moving merchandise and reviews inventory on hand regularly. For the year ended 2021, it was determined that $4,659,648 (2020- $1,571,649) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (2020 - $316,000), which was also impaired.

●	The Company now reviews quantities on hand before approving purchase orders.

●	As of April 1, 2022, the Company signed a lease for their own exclusive warehouse space so that outside contract warehouses will not be required.

●	The Company now reviews product returns to compare and ensure that they occur in the same fiscal year.

●	The Company’s controller scrutinizes all revenues earned in the period to ensure compliance with IFRS15.

●	The Company’s controller and CFO in Canada coordinates full scheduling of the year end process to ensure timely close off of accounting periods.

To date, we have only partially remediated the material weaknesses identified in 2022 and 2021 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Risks Related to Our Business and Industry

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

More than 49% and 54% of our revenues for the years ended December 31, 2022 and 2021, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in the United States;

●	FirstNet, in the United States;

●	Verizon, in the United States;

●	T-Mobile, in the United States;

●	Bell Mobility, in Canada;

●	Rogers, in Canada; and

●	a leading global land mobile radio, or LMR, vendor and distributor in North America and international markets.

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are somewhat competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our bigger competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our generally large-scale channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to LMR solutions or other competitive alternatives to our devices. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

●	accelerate the adoption of our solutions by new end customers;

●	expand into new vertical markets;

●	develop and deliver new products and services;

●	increase awareness of the benefits that our solutions offer; and

●	expand our domestic and international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

●	evolving industry standards;

●	frequent new product and service introductions;

●	increasing demand for customized product and software solutions;

●	rapid competitive developments;

●	changing customer demands; and

●	evolving distribution channels.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over Cellular and LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within our target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in contracting with third party manufacturers in Asia for the high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our third party manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the novel Coronavirus (COVID-19) or other disease outbreak will in the short-run, and may over the longer term, adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Our business has not experienced any material impact from supply chain disruptions brought about by the novel Coronavirus (COVID-19) pandemic, however there is no certainty that this will continue into the future. Management is carefully monitoring the situation and is working with its partners, suppliers and manufacturers to ensure minimal impact on its business.

Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. The war has created disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the sanctioned regions. We have no operations or other projects in that region.

We are monitoring any broader economic impact from Russia’s invasion of Ukraine and the ongoing war between the two nations, including heightened risk of cyberattacks, increased prices of fuel and other commodities, and potential impacts to our partners’ supply chains. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

We rely on industry data and projections which may prove to be inaccurate.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. These industry data, including the vehicle communications industry, include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The vehicle communications industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Common Shares. In addition, the rapidly changing nature of the vehicle communications industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

Risks Related to our Reliance on Third Parties

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be cancelled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

For our fiscal years ended December 31, 2022 and 2021, we derived 49% and 46% of our revenue, respectively, from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

●	increased shipping costs;

●	the imposition of additional import or trade restrictions;

●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

●	increased custom duties and tariffs;

●	unforeseen delays in customs clearance of goods;

●	more restrictive quotas;

●	loss of a most favored nation trading status;

●	currency exchange rates;

●	transportation delays;

●	port of entry issues; and

●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the novel Coronavirus (Covid-19) and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, any future U.S. government shutdowns could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, changes in general interest rates, decisions of central banks, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to re-evaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

●	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

●	unanticipated costs, taxes, litigation and other contingent liabilities;

●	continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

●	adverse impacts on existing business relationships with suppliers and customers;

●	cannibalization of revenues as customers may seek multi-product discounts;

●	risks associated with entering into markets in which we have no, or limited, prior experience;

●	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

●	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

●	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

●	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

●	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

International Financial Reporting Standards and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

Risks Related to Government Regulation

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

In 2020, a Phase One trade agreement was signed imposing specific targets for Chinese purchases of various exports from the United States. These ambitious commitments specified numerical targets in U.S. goods and services exports to China for increases of $77 billion in 2020 and $123 billion in 2021 from the 2017 baseline. The Phase One agreement also imposed numerous tariffs on a variety of goods including but not limited to imports from China along with steel and aluminum imports from across the world, creating an upward pressure on prices in the United States. These tariffs currently impact over $350 billion of imports and exports and increase consumer costs by roughly $51 billion annually based on 2021 import levels. The uncertainty of the Phase One deal, unilaterally imposed in 2020 and substantially still in effect today, lie in their conditions. For instance, Section 301 enables the president to impose tariffs or quotas wherever the United States Trade Representative (USTR) finds that other nations are engaging in unfair trade practices and Section 232 allows the president to impose trade barriers if the Department of Commerce finds that imports threaten U.S. national security. The Company will be unable to pre-empt decisions of this nature, and as such, the risks and consequences which accompany them.

In 2021, the U.S. presidential administration signed Executive Order 14017 into order, assessing vulnerabilities in four priority product areas: semiconductors, large capacity batteries, critical minerals and materials, and pharmaceuticals and active pharmaceutical ingredients. Executive Order 14017 established an interagency Supply Chain Trade Task Force led by USTR. This task force was directed to identify foreign trade practices that the U.S. deemed unfair or otherwise determined to cause erosion to U.S. critical supply chains. The impact and decisions of this task force may cause consequential action from other trading partners, potentially impacting the Company’s financial performance.

Later in 2021 and into 2022, the U.S. Administration replaced the Section 232 tariffs on steel and aluminum imports from the EU with a tariff rate quota system (TRQ), replaced the Section 232 tariffs on steel imports from Japan with a TRQ (the Section 232 aluminum imports from Japan are still in effect) and, as of March 2022, replaced the Section 232 tariffs on steel and aluminum imports from the UK with a TRQ. To date, the US Administration has kept in place all of the Section 301 tariffs on Chinese imports, which might influence importers to shift away from China and reorganize supply chains or otherwise cause decreased trade altogether – both imports and exports – raising prices and reducing options for consumers and businesses in the U.S. While a number of exclusions and extensions to these tariffs exist and evolve within the current administration, retaliatory actions by other nations remain a possibility.

In 2022, five nations had levied retaliatory tariffs up to 70 percent on approximately $73.2 billion of U.S. exports. These tariffs do not include retaliation by Canada and Mexico; following the reversal of U.S. steel and aluminum tariffs, both Canada and Mexico withdrew their retaliatory tariffs of 7 percent to 25 percent on approximately $20 billion of U.S. exports. These tariffs also no longer include retaliation by the EU, as it cancelled its retaliatory tariffs in exchange for the United States replacing the aluminum and steel tariffs with a TRQ for EU imports.

The invasion of Ukraine by Russia has resulted increased sanctions on trade with Russia which could reverberate to other countries, other economies and other markets. On February 24, 2023, the United States, in coordination with allies and G7 partners, announced a new set of sanctions, export controls and tariffs targeting key, revenue-generating sectors of the Russian economy and restricting trade with over 200 persons, including both Russian and third-country actors across Europe, Asia and the Middle East. These new measures, taken by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, US Department of Commerce’s Bureau of Industry and Security, or BIS, Office of the US Trade Representative, or USTR and U.S. Department of State, mark the one-year anniversary of Russia’s war against Ukraine. These measures include the following:

●	OFAC: (i) announced a new determination targeting the metals and mining sector of the Russian Federation economy under Executive Order 14024; (ii) added 83 entities and 22 individuals to the Specially Designated Nationals and Blocked Persons List, including over 30 third-country individuals and entities, resulting in the freezing of their assets within U.S. jurisdiction and prohibitions on transactions by U,S, persons or within the U.S. that involve such persons and their 50 percent or more owned entities; and (iii) made additions and revisions to several existing general licenses.

●	BIS: (i) announced four new rules targeting Russia’s defense-industrial base and military and third countries supporting Russia; (ii) expanded export controls under the Export Administration Regulations, including licensing requirements on several commercial and industrial items; and (iii) added 86 entities to the Entity List determined to have engaged in sanctions evasion and backfill activities in support of Russia’s defense-industrial sector, prohibiting the targeted companies from purchasing items, such as semiconductors, whether made in the US or with certain US technology or software abroad.

●	USTR announced additional tariff increases, primarily targeting metals, minerals and chemical products.

These sanctions, export controls and tariffs are part of the U.S.’s ongoing to impose economic costs on Russia in response to its actions in Ukraine.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. Section 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products into our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we had been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. As a result, the Company entered into a product technology licensing agreement with Wilson Electronics that resolved their claim whereby Wilson is entitled to a 4.5% licensing fee on the revenues earned by the Company for every booster product sold Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use, and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. This pattern of activity erupts from time to time with varying degrees of intensity and for varying periods of time and typically ends with a cease fire until hostilities flare up again.

Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to utilize parties that operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue utilizing third-parties that operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may potentially become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or Warrants or what the market price of our Common Shares or Warrants will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares or Warrants quickly or at the market price if trading in our Common Shares or Warrants is not active. The initial public offering price for our Common Shares and Warrants was determined through negotiations with the underwriters, and the negotiated price may not have been indicative of the market price of the Common Shares and Warrants after the offering. As a result of these and other factors, an investor may be unable to resell its Common Shares or Warrants at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price at which you purchased our Common Shares.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The market for our Common Shares may not provide investors with adequate liquidity.

Liquidity of the market for our Common Shares depends on a number of factors, including our financial condition and operating results, the number of holders of our Common Shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our Common Shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling Common Shares that they hold.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

Outstanding warrants and future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

As of December 31, 2022, we had 44,868,560 Common Shares issued and outstanding. As of May 14, 2023, up to an additional 17,015,084 Common Shares underlying outstanding warrants that have been registered with the SEC for resale are unrestricted and freely tradeable. We also have other outstanding unexercised agents’ options to purchase 931,507 Common Shares as of May 14, 2023 that expire between June 30, 2024 and March 8, 2027. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

We cannot predict whether future issuances of our Common Shares or the availability of shares for resale in the open market will decrease the market price per Common Share. We are not restricted from issuing additional Common Shares of, including any securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of our Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our Common Shares and diluting their stock holdings in us.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares

In order to maintain the listing of our Common Shares and Warrants on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

On August 26, 2022 we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying us that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s Common Shares was below $1.00 per share for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were given a period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. We did not regain compliance by such date and submitted a written request to the Nasdaq to afford us an additional 180-day compliance period to cure the deficiency. On February 23, 2023, we received written notification from the Listing Qualifications Department of Nasdaq our request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement until August 21, 2023. If at any time prior to August 21, 2023, the bid price of the Common Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the Bid Price Rule. If we do not regain compliance with the Bid Price Rule during the additional 180-day extension, Nasdaq will notify us that our Common Shares will be delisted. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful. We intend to actively monitor the closing bid price of our Common Shares and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Rule under the Nasdaq Listing Rules.

Nasdaq’s extension notice has no immediate effect on the listing or trading of the Common Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “SYTA.”

If the Common Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Common Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Upon delisting from the Nasdaq Capital Market, our Common Shares would be traded over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or Exchange-listed Stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than Exchange-listed Stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Common Shares are delisted, your ability to transfer or sell your Common Shares may be limited and the value of those securities will be materially adversely affected.

If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our Common Shares is less than $5.00 and our Common Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their shares.

Warrants are speculative in nature.

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay the Warrant exercise price per share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of May 15, 2023, our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 13.0% of our Common Shares based on 80,028,404 Common Shares issued and outstanding on such date.

As of December 31, 2022, the Company had 44,868,560 Common Shares issued and outstanding.

General Risk Factors

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur previously. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting. In that regard, on May 18, 2021, we received a notice from Nasdaq indicating that, as a result of not having timely filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. Nasdaq required that we submit a plan no later than July 16, 2021 to regain compliance and we have in fact regained compliance with Nasdaq’s listing requirements since then.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, our independent registered public accountants identified three, six and two material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2022 and 2021 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia incorporation number BC 0316008. On April 5, 1988, we changed our name to International Cruiseshipcenters Corp. On June 24, 1991, we changed our name to Riley Resources Ltd. Effective January 23, 1998, we changed our name to International Riley Resources Ltd. Effective November 22, 2001, we changed our name to Wind River Resources Ltd. On January 3, 2008, we changed our name to Teslin River Resources Corp. In 1998, in connection with the name change to International Riley Resources Ltd., we consolidated our share capital on an eight to one basis and in 2001, in connection with the name change to Wind River Resources Ltd., we further consolidated our share capital on a five to one basis.

On July 24, 2015, Teslin River Resources Corp. completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which we acquired certain telecom operations of an Israel-based cellular technology company and changed our name to Siyata Mobile Inc.

On June 7, 2016, we acquired all of the issued and outstanding shares of Signifi Mobile Inc., or Signifi. In consideration for such acquisition, we paid cash in the amount of CAD$200,000 and issued 1,000,000 (6,897 shares after the 145/1 stock split) Common Shares at a value of CAD$360,000.

The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SIM” and the Company voluntarily delisted from the TSXV at the end of trading on October 19, 2020. Our shares traded on the OTCQX under the symbol “SYATF” from May 11, 2017 until September 25, 2020, at which time our shares were listed on the Nasdaq Capital Market.

On January 2, 2021, we announced the closing of a previously announced private placement led by Phoenix Fund of 129,450 units of the Company at a price of $100 per unit for aggregate gross proceeds of $12,945,000 USD. Each Unit consisted of ten Common Shares of the Company and ten Common Share purchase warrants. Each warrant entitles the holder thereof to acquire an additional Common Share of the Company at a price of $11.50 for a period of 42 months from the date of issuance.

On February 9, 2021, we announced that Peter Goldstein was appointed to serve as the Chairman of the Board of Directors, or the Board, of the Company. The Company further announced that Luisa Ingargiola was appointed as a director and a member of the Audit Committee, which took effect following the Company’s annual shareholders meeting held on February 23, 2021. Ms. Ingargiola replaced Brian Budd on the Board due to Mr. Budd not being re-nominated to serve on the Board at the upcoming shareholder’s meeting. Ms. Ingargiola resigned from the Board on October 29, 2021.

In March 2021, we acquired, through a wholly owned subsidiary formed by Signifi, all of the outstanding units of Clear RF LLC, or Clear RF. In exchange for 100% of the units of Clear RF, we agreed to pay a total of $700,000, comprised of approximately $389,970 in our Common Shares and $310,030 in cash. At closing we issued 23,949 Common Shares valued at $194,985 as the share consideration as well as $155,015 in cash and are required to pay an additional $155,015 in cash and an additional $194,985 of our Common Shares, subject to adjustment on March 31, 2022.

On April 8, 2021, we were informed by the British Columbia Securities Commission that it had issued a cease trading order due to the Company’s failure to timely file its annual audited financial statements for the year ended December 31, 2020, its annual management’s discussion and analysis for the year ended December 31, 2020, its annual information form for the year ended December 31, 2020 and its certification of annual filings for the year ended December 31, 2020. The Order did not impact the trading of our Common Shares and Warrants, trading under the symbols SYTA and SYTAW, respectively, on the Nasdaq Capital Market. The Order was revoked as of July 8, 2021.

On May 18, 2021, we received a notice from the Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. We filed the Form 20-F on June 30, 2021 and believe that we regained compliance with the applicable Nasdaq rule.

On August 20, 2021, we were informed by the British Columbia Securities Commission that it had issued a cease trading order due to our failure to timely file its interim financial report for the period ended June 30, 2021, interim management’s discussion and analysis for the period ended June 30, 2021 and certification of interim filings for the period ended June 30, 2021. We filed our financial statements and other outstanding materials on October 14, 2021 and the cease trading order was revoked on October 15, 2021.

On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Note”) for gross proceeds of $6,000,000 with Lind Global Partners II, LP, or Lind, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”) which closed on November 3, 2021. The purchase agreement provided for, among other things, the issuance of a $7,200,000 Note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of $10.00 per share of the Company’s Common Shares. The Company is required to make principal payments in 18 equal monthly installments commencing 180 days after funding. At the discretion of the Company, the repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). The Company has the right to buy-back the outstanding face value of the Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the conversion price of the Notes or the Repayment Price. Additionally, the Note ranks senior to other Company debt, excluding certain debt facilities, and is secured over Company assets, as more fully detailed in the Purchase Agreement and Note. Further, the purchase agreement provided that Lind will also receive a Common Shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Lind Warrant”). The Lind Warrant may be exercisable with cash payment for 60 months with an exercise price of $4.00 per Common Share (as later adjusted) and may be exercised on a cashless basis in the event that a registration statement covering the underlying Common Shares is not deemed effective. Both the Lind Note and the Lind Warrant contain certain anti-dilution protection in certain circumstances. The Company’s registration statement covering the Common Shares underlying the Note and Warrant was declared effective on December 3, 2021.

The Lind Note was repaid in full on November 14, 2022. Of the total repayment of principal and interest, the Company paid Lind $8,137,702 in cash and issued Lind 13,112,255 Common Shares. The Securities Purchase Agreement pursuant to which Lind Partners acquired the Lind Notes prohibits the Company from entering into any Prohibited Transactions without Lind’s prior written consent, until thirty days after such time as the Lind Note has been repaid in full and/or has been converted into Common Shares. That agreement also provides to Lind a 10 day right of first purchase if the Company makes a public offer of its Common Shares. On October 9, 2022, Lind entered into an agreement pursuant to which they waived such provisions in consideration of participating in the Company’s offering that closed on October 12, 2022 and receiving without payment therefor Common Share purchase warrants in the private placement to acquire up to 1,739,130 Common Shares at an exercise price of $0.23 per Common Share (the “Lind Waiver Warrants”). Lind did not exercise any of said Lind Waiver Warrants and did not participate in the Warrant Exercise Agreement discussed below.

Effective on October 29, 2021, the Board appointed Lourdes Felix as a director of the Board to fill the vacancy created by the resignation of Ms. Ingargiola. Ms. Felix will serve as a director until the Company’s next annual general meeting of shareholders and until her successor shall have been elected and qualified, subject to her earlier death, resignation, retirement, disqualification or removal. Ms. Felix was also appointed to serve as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee.

On November 15, 2021, Siyata announced the closing of a previously announced funding agreement for gross proceeds of $6,000,000 by Lind Global Partners II, LP, an investment fund managed by The Lind Partners. The proceeds were used to repay and terminate certain existing convertible notes.

On January 11, 2022, the Company closed its underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying Warrants to purchase up to 8,695,652 Common Shares resulting in gross proceeds of approximately $20,000,000 and net proceeds of $18,358,028.

On May 24, 2022, we received a letter from Davidson & Company LLP (“Davidson”) that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson ceased to serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm, and Davidson agreed to cooperate with the Company and Friedman with respect to the transition. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of the Company’s Report of Foreign Private Issuer on Form 6-K on May 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report. Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, there had been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

On May 24, 2022, management of the Company notified Friedman LLP, or Friedman, that Friedman had been approved by the Company’s audit committee of the board of directors and the board of directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman LLP combined with Marcum LLP, or Marcum, effective September 1, 2022. During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, the Company did not consult with Friedman or Marcum with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman or Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was subject to any disagreement, as defined in the United States Securities and Exchange Commission’s Regulation SK, Item 304(a)(1)(iv) and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

As part of the Company’s normal quarterly reporting process for the six months ended June 30, 2022, management and the Audit Committee concluded that a material error was made related to the accounting for the warrants entered into on January 11, 2022 (the “January Warrants”) and therefore were misstated in the Company’s March 31, 2022 prior period financial statements, or Prior Period Financial Statements. There was no impact on any of the year end financial statements previously filed. On August 15, 2022, management and the Audit Committee determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022, filed with the SEC on Form 6-K on May 17, 2022 should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s January Warrants as equity rather than as a derivative liability. In addition, investors were advised that they should no longer rely upon any communications relating to these condensed consolidated unaudited interim financial statements. The Company determined that the January Warrants should be accounted for as a derivative liability in accordance with International Accounting Standards No. 32.6 and International Financial Reporting Standards No. 9 that deal with the measurement of financial assets and financial liabilities. As a result of this change, the January Warrants for 9,999,999 Common shares have been classified as liabilities rather than equity, the fair value of the January Warrants decreased by $2.9 million, transaction costs increased by $0.96 million and the fair value loss increased by $0.96 million for the three months ended March 31, 2022. The Company filed its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 as Exhibit 99.1 to its Form 6-K with the SEC on August 18, 2022 together with its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022.On July 1, 2022, the Company filed a “shelf” registration statement with the SEC covering $100 million aggregate amount of Common Shares, warrants to purchase Common Shares or debt securities, or any combination thereof, subscription rights evidencing the right to purchase Common Shares or debt securities, or any combination thererof, purchase contracts to purchase Common Shares, warrants, rights, debt securities, or any combination thererof, as well as units that include any of these securities. That registration statement was declared effective by the SEC on July 18, 2022.

On October 10, 2022, we entered into a Securities Purchase Agreement or the Purchase Agreement with certain institutional investors named therein (the “Purchasers”), pursuant to which we agreed to issue and sell, in a registered direct offering from the shelf: (i) 15,810,000 Common Shares, (ii) 1,590,000 pre-funded warrants, or the Pre-Funded Warrants and, (iii) in a private placement under Rule 506 of Regulation D, 17,400,000 warrants, or the Purchase Warrants at a combined purchase price of $0.23 per Common Share and Purchase Warrant if purchasing the Common Shares, or $0.22 per Pre-Funded Warrant and Purchase Warrant if purchasing the Pre-Funded Warrants. Each Purchase Warrant entitles the Purchaser to purchase one Common Share for a period of five years from the date of issuance for an exercise price of $0.23 per share. The Purchase Agreement contained customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The offering closed on October 13, 2022 resulting in gross proceeds of approximately $4.0 million.

On November 22, 2022, the Company filed a registration statement with the SEC registering the resale, from time to time, by the selling shareholders named therein of up to 17,400,000 of our Common Shares issuable upon the exercise of the Common Share purchase warrants issued to the Selling Shareholders in a private placement pursuant to the Securities Purchase Agreements dated October 10, 2022 by and between the Selling Shareholders and the Company. That registration statement went effective on December 15, 2022.

On December 26, 2022, we were notified that there had occurred a significant infiltration of water into our warehouse premises located at 1751 Richardson, Suite 2207, Montreal, Quebec, Canada, due to a leaking water pipe in the floor above (which floor is not leased by the Company). Upon inspection of the premises, we believed that there could be substantial damage to our warehoused inventory of communication devices and signal boosters, the dollar value of which was presently not determinable. We are continuing to assess the potential damages, which will require a special inspection to determine the condition of the merchandise. Management believes that any damage is covered by its current property insurance policy and has filed a claim with our commercial property insurer whose policy covers the selling price of damaged inventory. Because we store similar inventory in another location, we did not believe that this event would result in any interruption of our sales activities, and thus future revenues should not be impacted by the water damage to the subject inventory. Only new, non-damaged, quality products will be shipped to our customers. From a balance sheet and income statement perspective, any damaged inventory will be considered impaired and written off (expensed) on the Company’s income statement as an impairment due to the water damage, and the inventory values will be reduced on the balance sheet by the amount of the damages in the fourth quarter of 2022. Any insurance proceeds receivable will be recorded as income in the quarter (likely in 2023) when it is at least virtually certain that the proceeds to be paid by the Company’s insurer have been agreed by both parties. Under international accounting standards, insurance proceeds are accounted for as “reimbursements” and would be recognized as a separate asset (with related income) when the recovery is virtually certain.

On January 18, 2023, we entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants, or Existing Warrants, to purchase up to an aggregate of 18,042,857 of the Company’s Common Shares. The gross proceeds to the Company from the exercise of the Existing Warrants totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and estimated offering expenses. In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants, or New Warrants, to purchase up to an aggregate of 18,042,857 Common Shares (equal to 100% of the Common Shares issued in connection with the exercise) in a private placement pursuant to Section 4(a)(2) of the Securities Act. In connection with the warrant exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 to $0.20 per share. The warrant exercise agreements and the New Warrants each include a beneficial ownership limitation that prevents the warrant holder from owning more than 4.99% (which may be increased to 9.99% in accordance with the terms of the New Warrants) of the Company’s outstanding Common Shares at any time. The New Warrants are exercisable immediately upon issuance at a cash exercise price of $0.20 per share and have a term of exercise equal to five years. However, the holder of the New Warrant may also effect an “alternative cashless exercise” on or after the earlier of: (i) one hundred and eighty (180) day anniversary of the initial exercise date (January 19, 2023) or (ii) the day after effectiveness of the registration statement of which this prospectus is a part. In such event, the aggregate number of Common Shares issuable in such alternative cashless exercise pursuant to any given notice of exercise electing to effect an alternative cashless exercise will equal the product of (x) the aggregate number of Common Shares that would be issuable upon exercise of the New Warrant in accordance with the terms of the New Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.0, which would result in an effective exercise price of $0 at such time. In connection with the exercise of the Existing Warrants, the Company reduced the exercise price of 2,989,130 of certain of its remaining unexercised Common Share purchase warrants from $0.23 per Common Share to an exercise price of $0.20 per Common Share, which warrants may subsequently be repriced to $0 if the cashless exercise price of the New Warrants is triggered. However, previously issued warrants: (i) for 1,805,585 Common Shares that currently trade on the Nasdaq Capital Market under the symbol “SYTAW” that have an exercise price of $6.85 per share; (ii) for 1,294,500 Common Shares that were issued in a private transaction that have an exercise price of $11.50 per share; and (iii) for 9,999,999 Common Shares that were issued in a private transaction that have an exercise price of $2.30 per share are not required by their terms to be repriced.

On February 15, 2023, we filed a registration statement with the SEC registering for resale, from time to time, by the selling shareholders named therein up to 19,781,987 of our Common Shares issuable upon the exercise of: (i) the Common Share purchase warrants for 18,042,857 Common Shares (the “New Warrants”) issued to certain of the selling shareholders in a private placement pursuant to Warrant Exercise Agreements dated January 18, 2023 by and between those selling shareholders and the Company and (ii) upon the exercise of the Lind Waiver Warrants (defined therein) for 1,739,130 Common Shares issued to Lind under the securities purchase agreement dated October 27, 2021. That registration statement went effective on March 30, 2023.

Our auditor has agreed with management’s decision to include a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2022, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. The Canadian registered office of the Company is located at 885 West Georgia Suite 2200, Vancouver, British Columbia V6C-3E8 and our warehouse and Canadian sales headquarters is located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada. Our agent for U.S. federal securities law purposes is c/o Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Our website address is https://www.siyatamobile.com/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

B.	Business Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include rugged handheld mobile devices and in-vehicle communications solutions for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, and buildings and vehicles.

Our customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the United States, Canada, Europe, Australia and the Middle East.

Products

The Company develops, markets and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

Prior to 2021, Siyata sold rugged handsets, such as the Uniden UR5 and Uniden UR7 only in international markets. In Q2 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata announced in North America in the fourth quarter of 2021, and is now shipping in North America, Europe, The Middle East and Australia. The SD7 Rugged PTT Handset is targeting first responders and enterprise customers who have previously used traditional legacy two-way Land Mobile Radios (“LMR”) but who would prefer a solution that provides wide-area coverage like a cellular device, and also one that provides the same core functionality of Push-to-Talk that they used with their previous older technology.

Our second product category is purpose built In-Vehicle communication devices. In Q4 2021, Siyata launched the VK7, a first-of-its-kind, patent-pending vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset, and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power and can also connect to a Uniden cellular amplifier for better cellular connectivity. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

VK7 Vehicle Kit

The Uniden® UV350 4G/LTE, is a purpose built In-Vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate replacement of the current in-vehicle, multi-device status-quo with a single device that incorporates voice, PoC, data, fleet management solutions and other Android based professional applications. The UV350 also supports Band 14 for the First Responder Network Authority, or FirstNet®, compatibility which is the U.S. First Responders 4G/LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

UV350 In-Vehicle Device

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow to 2.7 million in 2023.

Qualifications for the UV350 In-Vehicle device with North American carriers began with Bell Mobility in late Q4 2018, at AT&T as well as at its first responder cellular network FirstNet®, in late Q2 2019, with Rogers Wireless and Verizon Wireless in Q4 2019, and internationally with Telstra in Q4 2021. These were major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, The Middle East and other international markets.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden® Cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Uniden U70P In-Building Booster	Uniden UM50 In-Vehicle Booster	Uniden UM2M In-Vehicle Booster

We offer a full line of cellular boosters, to boost cellular reception, under the brand name Uniden®. We have entered into a partnership whereby Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, has granted the exclusive license to us to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada, on a rolling three year contract term, with the current extension expiring December 31, 2031 unless sooner terminated pursuant to the terms of this Agreement. As a world-wide leader in wireless communications, Uniden America Corporation manufactures and markets wireless consumer electronic products. Based in Fort Worth, Texas, Uniden sells its products through dealers and distributors throughout North, Central and South America. Uniden Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Uniden cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

Customers and Channels

Qualifications for the UV350 In-Vehicle device with North American carriers including Bell Mobility, AT&T (as well as at its first responder cellular network FirstNet®), Rogers Wireless, Verizon Wireless and internationally with Telstra. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles, the Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle IoT smartphone.

In addition, our rugged handsets are targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport& logistics, manufacturing, energy & utility, public safety and federal government. As of December 31, 2022, Siyata had secured North American wireless carrier approvals of the SD7 Handset for use on their networks from AT&T, FirstNet, Verizon, and Bell Mobility. During 2023, Siyata has since added T-Mobile and US Cellular to its list of North American wireless carriers who have approved SD7 for use on their networks. Internationally, Telstra from Australia has also approved SD7 for use on their network during 2023.

Our Pricing

For wireless carriers, they are free to price the device how they choose. In most cases for significant sales opportunities the carriers are willing to subsidize the cost of the device in order to secure the new activations with the associated monthly Average Revenue Per User, or ARPU.

Even our unsubsidized full price is competitive compared to other hardware solutions, but when our device is subsidized, the capital and operational expense benefits to customers compared to other solutions are even greater.

Competition

Rugged Handsets Category

Our direct competitors include Sonim Technologies, Kyocera, and one ruggedized model from Samsung. These competitors also target sales of Push-to-Talk over Cellular (PoC) solutions through wireless carriers in North America and internationally. None of these competitors offer a unique solution like our SD7 Handset which focuses on a simple upgrade from two-way radios, nor do they offer an equivalent to our VK7 Vehicle Kit. These direct competitors focus on more expensive ruggedized Smartphones.

Indirectly, we compete with low-cost Push-to-Talk over Cellular devices designed and developed by various Chinese companies including Telo, Inrico, and others. These products are not approved for sale by North America wireless carriers due to lower overall device specifications which do not meet requirements of North American wireless carriers. These devices are mostly sold in international markets to highly price sensitive customers.

Indirectly, we also compete with traditional two-way LMR radios, also known as “portables” that are carried or worn on a belt and used for PTT communications. These are sold by a small number of large LMR vendors who sell directly to large first responder organizations and to large enterprise customers. They also sell through dealers and distributors to small and medium-sized commercial customers. These products are generally not sold through wireless carriers in North America or internationally. The government and enterprise customers that they target are now often considering the alternative of Push-to-Talk over Cellular since customers do not need to purchase repeaters and towers nor any government licensing for the frequencies that they use. Also, Push-to-Talk over Cellular provides much wider-area coverage, and these PoC solutions tend to be less expensive than traditional LMR radios both to purchase the PoC hardware such as the Siyata SD7 Handset, as well as to subscribe to monthly PoC service from a wireless carrier.

In-Vehicle Category

We do not believe that we have any direct competitors within the in-vehicle market category in North America that provide a dedicated cellular based device for commercial and first responder vehicles, and we believe that no other company offers an In-Vehicle IoT device that is approved for sale in North America by wireless carriers.

We have several indirect competitors. Firstly, customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, the UV350 device offers enhanced audio quality, safety, and reception. Furthermore, the UV350 is always active and can be used in temperature extremes. Furthermore, the UV350 kit is one complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second group of indirect competitors are rugged tablets that can be placed in a mount. The UV350 device offers better audio quality, better safety, better cellular reception, and it is always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third group of indirect competitors are In-Vehicle Two-way LMR Radios also knows as “mobiles”. Not only can the UV350 make phone calls which the LMR radio cannot, but the UV350 offers much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

Our fourth group of indirect competition is a leading global LMR vendor who offers an In-Vehicle device which is a Push to Talk over Cellular device, compatible only with its own OEM’s PTT application, and as it is not a smartphone based device so it does not offer any downloadable apps (fleet management, GPS tracking, live video feed, etc.) nor the ability to make a phone call over the wireless network. This LMR vendor sells the In-Vehicle device directly to customers and through its dealer channel, but not through wireless carriers.

Cellular Boosters Category

Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, Nextivity Inc., and SureCall Company.

Intellectual Property

We own two patents that we acquired from ClearRF, as discussed below, and we have entered into several licensing agreements for the use of a trademark and certain patents.

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement includes renewal options up to December 31, 2031 and is subject to certain minimum royalties.

Wilson Electronics LLC

Effective January 1, 2018, Signifi Mobile Inc., the Company’s wholly-owned subsidiary, entered into an agreement with Wilson Electronics, LLC to permit the Company to utilize several of Wilson Electronics’ patents related to cellphone boosters (the “Wilson Agreement”). The Wilson Agreement grants the Company an indefinite right to utilize its cellphone booster-related patents in exchange for paying Wilson Electronics, LLC a royalty fee for boosters sold by the Company. The Wilson Agreement remains in force until the Wilson patents on the Booster products expire.

Via Licensing Corporation

Effective June 8, 2018, the Company entered into two separate licensing agreements with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of “android” software as well as access and download within the “LTE/ 4G” network. This patent is for an initial period of 5 years and can be extended for a further 5-year term. The Company has the right at any time during the term on any extension hereof, to terminate these agreements upon providing 60 days advanced notice of termination. The quarterly royalty fees are based solely on product sales and is a percentage formula based upon the number of units sold, the country manufactured and the country location of the end customer. There are no minimum royalty fees payable according to the agreement.

eWave Mobile Ltd.

Effective October 1, 2017, we entered into an Asset Purchase Agreement with eWave Mobile Ltd., or eWave, for the purchase of certain distribution rights and contracts in connection with the right to sell and distribute in Israel certain cellular devices for the push to talk market, or the eWave Supplies, in exchange for $700,000 in cash and issued shares of common stock of the Company equal to $700,000. Additionally, we shall pay eWave 50% of up to $1,500,000 in net profit that we earn from sales related to the eWave Suppliers, and 25% thereafter of the net profit exceeding $1,500,000.

 Clear RF, LLC

On March 31, 2021, the Company’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC, or ClearRF, a Washington State limited liability company, for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things.” Or IoT, applications. Two patents (described below) held by ClearRF were subsequently transferred and assigned to ClearRF Nevada following the closing of this acquisition.

i.	RF Passive Bypass technology enables tethered devices to communicate through the amplifier network, even if the amplifier loses power, or when the signal is not required, a key differentiator amongst competitors, in particular for mission-critical applications and first responder vehicles that require constant clear cellular coverage and connectivity.

ii.	Auto Gain & Oscillation Control detects the level of incoming signal strength and self-adjusts output power to ensure maximum signal strength. This feature is vital for telematics (mobile) M2M applications because the amplifier will be in constant motion and will require periodic self-adjustment based on changing incoming signal environment.

Seasonality

We do not experience any effects of seasonality it our business. Our products are designed to function at full capacity under all weather conditions and therefore, we do not experience any shifts in our sales patterns.

C.	Organizational Structure

Our subsidiaries as of December 31, 2022 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp.	Inactive	British Columbia, Canada	100%
Queensgate Resources US Corp.	Inactive	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	Inactive	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	R&D and wholesale distribution	Israel	100%
Signifi Mobile Inc.	Wholesale distribution	Quebec, Canada	100%
ClearRF Nevada Ltd.	Inactive	Nevada, USA	100%
ClearRF LLC	Inactive holding patents	Washington, USA	100%

D.	Property, Plant and Equipment

Our warehouse and Canadian sales headquarters are located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada, with approximately 5,616 square feet of space. We entered into a lease agreement for its property for a 20-month term, beginning on October 1, 2022, and expiring on May 31, 2024. Under this Lease, we pay net rent of $2.00 per square foot per annum, approximately $11,232 annum, payable in monthly equal installments. Additional warehouse space was leased at 250 Ford Boulevard, town of Chateauguay, Quebec, J6J-4Z2 with approximately 2,837 square feet of space. We entered into a lease agreement for its property for a 26 month term, beginning on April 1, 2022 and expiring on May 31, 2024. Under this Lease, we pay net rent of $11.50 per square foot per annum, approximately $32,625 annum, payable in monthly equal installments.

We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report.

Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include in-vehicle communications solutions and rugged handheld mobile devices for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings and vehicles.

On September 25, 2020 the Company listed on the Nasdaq Capital Markets (“Nasdaq”) under the symbol SYTA for its Common Shares, and the Company’s warrants issued on September 29, 2020 at $6.85 are traded under the symbol SYTAW, and expire in five (5) years from the date of issue.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8, Canada.

Significant Highlights

The following highlights and developments for the year ended December 31, 2022:

On January 6, 2022, we priced our underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 Common Shares. Each Common Share (or pre-funded warrant in lieu thereof) was sold together with one Common Share purchase warrant at a combined effective offering price of $2.30. The Company also granted the underwriter an option to purchase up to an additional 1,304,347 Common Shares and an additional 1,304,347 warrants.

On January 18, 2022, we announced that we entered into a new distribution agreement with U.S.-based TESSCO Technologies Incorporated, a leading value-added distributor of wireless communications products for network infrastructure, site support, and fixed and mobile broadband networks. Sales through this distribution agreement are expected to begin in the first quarter of 2022.

On February 2, 2022, we announced that Goosetown Communications a division of Goosetown Enterprises, Inc., will introduce the Siyata SD7 device with its Push-to-Talk over Cellular service TeamConnect®.

On February 7, 2022, we announced that we had received $750,000 in purchase orders from an emergency medical service provider and an international defense contractor both located in the European, Middle Eastern and African region with its handheld rugged Push-to-Talk devices.

On February 15, 2022, we announced that at our Annual General Meeting, our shareholders fixed the number of directors at five, approved the nominees of the Board of Directors, approved the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year, approved the Company’s amended and restated Equity Incentive Plan and approved the Lind financing.

On May 3, 2022, we announced that our SD7 push to talk over cellular device was certified and approved for use on FirstNet®, the first high-speed, nationwide wireless broadband network dedicated to public safety.

On June 7, 2022, we announced that Verizon Communications Inc., the largest mobile cellular telephone operator in the U.S. by total retail connections, agreed to fully integrate our rugged SD7 device into their network.

On June 27, 2022, we announced that our SD7 rugged device first became commercially available on and will be sold through the FirstNet® network and to AT&T Inc.’s enterprise channels.

On July 13, 2022, we announced that Logic Wireless Europe Ltd. a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, agreed to introduce the Siyata SD7 rugged PoC device integrated with ChatterPTT.

On July 14, 2022, we announced that we launched a new product, a Siyata High Power User Equipment antenna, in conjunction with Assured Wireless Corporation.

On July 18, 2022, we announced that we signed an agreement with Spain’s Wireless Zeta Telecomunicaciones, S.L., or Azetti, to offer the Company’s SD7 rugged mission-critical push-to-talk device through Azetti’s existing enterprise sales channels.

On July 26, 2022, we announced our SD7 rugged mission-critical push-to-talk device became available for customers who need the integrated industry-leading PTT solutions from TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

On July 28, 2022, we announced that our SD7 rugged push-to-talk over cellular devices were used to provide critical emergency communications services for the World Athletics Championships “Oregon22” summer games.

On September 1, 2022, we announced that we had received a notification letter dated August 26, 2022 from the Listing Qualifications Department of Nasdaq, notifying us that we were currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), resulting from the fact that the closing bid price of the Company’s Common Shares were below $1.00 per share for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given a compliance period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day Compliance Period and submitted a written request to the Nasdaq to afford it an additional 180-day compliance period to cure the deficiency.

On September 8, 2022, we announced that our SD7 rugged mission-critical push-to-talk device became able to be integrated with CrisisGo Inc.’s Panic App, giving teachers instant access to first responders with a single push of a button.

On September 22, 2022, we announced that we received a purchase order from a federal government contractor who will provide Uniden® cellular booster kits and accessories to the U.S. Navy.

On October 26, 2022, we announced that its SD7+ ruggedized handset would soon be powered with Visual Labs Inc.’s innovative body camera software, eliminating the need for users to carry two separate devices (a communication device and a body camera), creating an ideal upgrade solution from legacy land mobile radio technologies or proprietary stand-alone body cameras.

On October 31, 2022, we announced that we hired telecom industry veteran Dan Leech to join the Company’s sales team.

On November 16, 2022, we announced that Bell Mobility Inc., a leading wireless operator in Canada with more than 10 million subscribers and a division of Bell Canada, agreed to launch Siyata’s rugged SD7 device onto their network in the fourth quarter 2022.

On December 6, 2022, we announced that we added DCS 2 Way Radio Ltd. doing business as RadioTrader, the UK’s and Ireland’s premier two-way radio supplier, as a distributor of our SD7 ruggedized, mission critical PoC device and VK7 vehicle kit accessary in the United Kingdom and Ireland.

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. The pandemic caused by COVID-19 slowed the company’s growth plans for 2021, however business has resumed in 2022 in all three product categories. Management is hopeful that this momentum will continue, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Uniden® UV350 | Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for this disruptive solution. Active engagements including many customer trials have resumed in 2022 which should translate into robust growth in this product line.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport and logistics, manufacturing, energy and utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the launch of the SD7 device, in the fourth quarter of 2021 in North America. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk handset. [Source: U.S. Department of Transportation, VDC Research.]

Cellular Boosters | The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and 2021. This momentum accelerated in 2022 with programs with existing customers and expanding opportunities in new verticals.

Subsequent Events

On January 9, 2023, we announced that T-Mobile US, Inc. planned to launch Siyata’s rugged SD7 device onto T-Mobile’s United States IoT network in the first quarter 2023.

On January 18, 2023, we announced that we received follow-on orders from an existing customer, a leading Saudi Arabian cellular carrier, for our Uniden® UV350, a 4G/LTE all-in-one in-vehicle communication device.

On January 23, 2023, we announced that we received an order for our next-generation mission critical push-to-talk solution, which includes its SD7 device and related accessories, from a multi-billion-dollar, integrated resort and residential property development located in The Bahamas.

On February 21, 2023, we announced that we had received an order for $750,000 for its next-generation MCPTT solution to equip an independent emergency management service provider. The order included the Company’s SD7 devices and related accessories.

On February 23, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement. The Company now has until August 21, 2023 to meet the requirement. If at any time prior to August 21, 2023, the bid price of the Company’s Common Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Bid Price Rule.

On February 27, 2023, we announced that we had launched the Siyata T600 Cellular Booster for T-Mobile 5G enterprise customers.

On March 6, 2023, we announced that we had successfully donated and deployed its mission critical push-to-talk solution for security and volunteer personnel at the 2023 Special Olympics New York Winter Games in Syracuse, New York.

On March 13, 2023, we announced that we would host an exhibitor’s booth at the International Wireless Communications Expo, or IWCE, 2023. Siyata Mobile will be showcasing our new SD7 Mission Critical Push-To-Talk solution, the SD7+ MCPTT with built in Body Camera and accessories in booth 2125 through the main entrance of the IWCE Welcome Pavilion from March 27-30 at the Las Vegas Convention Center, in the North Hall.

On March 20, 2023, we announced the successful certification and approval of its mission-critical PoC SD7 solution by Telstra, Australia’s largest wireless carrier.

On March 22, 2023, we announced the hiring of Zoila Hernandez as Director of Sales. Ms. Hernandez served as Development Manager for AT&T FirstNet®, a nationwide wireless communications network that was designed and built specifically for first responders. Previously, she served in various senior sales roles throughout the AT&T organization, having joined that firm in 1998.

On March 27, 2023, Siyata announced it is collaborating with CrisisGo to introduce cellular-based paging services.

On April 3, 2023, Siyata announced it had received an order from a US school district, its largest order to date in the Education vertical.

On April 17, 2023, Siyata announced it is accelerating European rollout of SD7 with Entropia Investments BV is commencing to sell Siyata’s SD7 solution.

On April 24, 2023, Siyata announced it has expanded its reseller network for SD7 with the addition of a leading US distributor called Two Way Direct who serves the two-way radio market.

On April 25, 2023, Siyata announced it is participating in 1x1 meetings at the inaugural EF Hutton Global Conference.

On April 26, 2023, Siyata announced its wholly-owned subsidiary, Signifi Mobile, Inc., entered into a Full Factoring Agreement for its accounts receivable with a private Canadian lending company as of April 21, 2023. Under the agreement, Signifi will assign virtually all of its accounts receivable up to $2.0 million to the lender who will pay Signifi 85% of the receivable balance and will charge a fee of 1.8% if the account is not collected in the first 30 days plus additional fees for late payments every 10 days and after 90 days.

On April 27, 2023, Siyata filed Form 12b-25 on Form NT 20-F with the SEC.

On May 3, 2023, Siyata announced its wholly-owned subsidiary, Signifi Mobile, Inc., received a purchase order for over $900,000 to supply a U.S. public school district with its mission-critical PoC (MCPTT) SD7 handsets and accessories.

See also Item 4. A.“Information on the Company – History and Development of the Company.”

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Quarter Ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022 (restated)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Income/(loss)	$(6,588,309)	$(527,948)	$(4,304,088)	$(3,878,909)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)
Comprehensive income/(loss) for the period	$(6,589,329)	$(390,838)	$(4,278,102)	$(3,903,377)	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)
Loss per share	$(0.17)	$(0.03)	$(0.29)	$(0.30)	$(0.99)	$(1.18)	$(2.26)	$(0.45)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the year ended December 31, 2022, and includes a comparison against the year ended December 31, 2021.

Operations:

Revenues for the year ended December 31, 2022, were $6,481,910 compared to $7,545,488 for the year ended December 31, 2021. This decrease of $1,063,578 (14%) is due mainly to the decrease in the sale of boosters by $1,677,000 (negative 39.6%) offset by a $613,422 (18.5% increase) in the sale of rugged devices as a result of the launching of the SD7 in 2022 which accounted for $2.4MM of sales in 2022.

Cost of sales for the year ended December 31, 2022, was $5,092,011 compared to $5,667,317 in 2021. The gross margin dollars for the year ended December 31, 2022 and 2021 was $1,389,899 (21.4% of sales) and $1,868,171 (24.8% of sales),respectively, a negative variance in gross margin by $478,272 (3.4% decrease in gross margin percentage). This relates to the sale of sale of rugged and in-vehicle cellular devices at lower margins compared to the sale of industrial boosters in the USA marketplace at slightly higher margins.

Amortization and depreciation costs for the year ended December 31, 2022 and 2021 were $1,142,165 and $1,008,321, respectively, a negative variance of $133,844. This negative variance is due the additional amortization of the right of use assets in 2022 over 2021 of $124,817, as well as the intangible asset amortization that began for the SD7 in 2022 of $688,566 compared to $469,789 of legacy products in 2021, a negative variance of $218,777 and additional amortization of equipment in the year of $23,896 offset by the additional amortization in 2021 over 2022 of $233,646 related to the Uniden License, the E-wave license and the Clear RF supplier relationship.

Development expenses for the year ended December 31, 2022 and 2021 were $339,828 and $846,242, respectively. This positive variance is due to the decrease of the development costs incurred on the company’s rugged device development program that did not meet the criteria for capitalization was lower in 2022 due to more focused development activities on capitalizable products.

Selling and marketing costs for the year ended December 31, 2022 and 2021, were $4,723,309 and $4,504,992, respectively. This negative variance of $218,317 is due mainly to the increase in promotional costs of $365,503, and travel expense of $98,198 offset by a decrease in our U.S. sales team headcount of $245,384.

General and administrative costs for the year ended December 31, 2022 and 2021 were $7,435,016 and $4,932,450, respectively. This negative variance of $2,502,566 relates mainly to the increase in professional services costs of $1,957,133 related to both the increase in fees for U.S. securities attorney, the additional costs for the annual PCAOB audit, an increase in office and general expenses of $344,119 due to increases in insurance of $275,000 and all costs related to moving and renting temporary space for warehouses space in Israel for $69,119, both included in office and general expenses, increase of $84,751 in salaries expense related to additional employees, additional investor relations costs of $79,662 in 2022 due to engaging U.S. investor relation firms for 2022, the increase of $49,216 in travel costs, the increase in consulting and director’s fees of $198,928 all of which is offset by a decrease in regulatory and filing fees of $211,243 related to decreased expenses in this category.

Inventory Impairment costs for the year ended December 31, 2022, of $ 813,205 versus $3,087,999 in 2021, a positive variance of $2,274,794 relates to the amount of legacy products in inventory has diminished substantially so that the current inventory consists of new products at the beginning of their life cycles. Additional inventory loss of $519,764 related to water damaged inventory in the year ended December 31, 2022 plus an additional $25,203 of losses in the flood due to leasehold improvement and equipment damaged was also recorded.

Bad debts for the year ended December 31, 2022 of $86,103 versus $930,971 in 2021, a positive variance of $844,868. Bad debts in the year in the amount of $86,103. The balance of the bad debt relates to taking 100% provisions on prior year’s receivables.

Intangible Impairment for the year ended December 31, 2022 of $nil versus $4,739,286 in 2021, relates to the impairment of the remaining unamortized intangible cost of rugged devices that the discounted future cash flows was below the carrying costs resulting in impairment in the prior year. Based on valuation for impairment testing of intangibles at December 31, 2022 by an independent valuator concurred with management assessment that there should not be additional impairment in 2022.

Goodwill Impairment for the year ended December 31, 2022 of $nil versus $852,037 in 2021, relates to the impairment of the goodwill on Signifi Mobile Inc. plus impairing the goodwill on the Clear RF acquisition recorded in the year ended December 31, 2021 which fully impaired the goodwill balance.

Share-based compensation costs for the year ended December 31, 2022 was $2,888,704 versus $1,338,931 in 2021, a negative variance of $1,549,773. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the issuance in 2022 of 3,195,000 Restricted share units and 1,145,000 stock options to employees, management and directors in 2022.

Finance expenses for the year ended December 31, 2022 was $181,413 compared to an expense of $1,984,040 in 2021, a positive variance of $1,802,627. This variance consists of the decrease in accretive interest on convertible debentures of $1,806,653 which were all fully repaid in the current year and a $25,586 negative variance in other interest and bank charges.

Foreign exchange loss for the year ended December 31, 2022 was $586,794 compared to $108,632 in 2021, a negative variance of $478,162. This variance resulted from foreign currency fluctuations in the period.

Transaction costs for the year ended December 31, 2022 of $1,398,598 versus $1,254,642 in 2021, a negative variance of $143,956. In 2022, transaction cost related to share issuance costs incurred on the two equity raises undertaken in the year, which were allocated to the warrant liability and expensed when incurred. In 2021, transaction costs for the Clear RF acquisition were $79,069 and were not capitalized since the acquisition was treated as a business combination using the acquisition method of accounting. The costs included are legal fees, due diligence fees, and other professional fees. The costs to obtain the convertible debenture in 2021 of $1,175,573 include finders’ fees, loan processing fees, legal, registration, and accounting fees.

Change in fair value of the convertible promissory note for the year ended December 31, 2022 was a loss in the amount of $4,794,710, compared to $295,492 in 2021 relates to the change in fair value that is recorded as profit in loss during the year. In 2022, this resulted from both the repricing of the convertible feature of the promissory note when other capital raises reduced the convertible price and due to the full repayment of the promissory note via the issuance of share capital whose formula in the agreement between the parties required between 80%-90% of the lowest 5 day VWAP in a thirty day period which resulted in a significant fair value loss in the year.

Change in fair value of the warrant liability for the year ended December 31, 2022 in the amount of a gain of $8,245,662 compared to a gain of $390,322 in 2021 relates to the change in fair value that is recorded as profit in loss on the financial liability derivatives as outlined in Note 14. During the year ended December 31, 2022 additional warrants were issued which met the definition of a liability.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2022 of ($15,299,251) as compared to net loss of ($23,625,542) in the prior year, a positive variance of ($8,335,136). This positive variance was due mainly to decreases in intangible impairment of $4,739,286, decreases in inventory impairment of $2,274,794 which was offset by an increased loss on inventory/fixed assets due to water damage of $544,967, decrease in the impairment of goodwill in the amount of $852,037, decrease in development expense of $506,414, decrease in finance expenses of $1,802,627, decrease in bad debt expense by $844,868, offset by increase in share-based payments of $1,549,773, increase in selling expenses of $218,317, increase in G&A expenses of $2,502,566, increase in foreign exchange of $478,162, increase in amortization of $133,844,an increase in transaction costs of $143,956, and an increase in the fair value gain on financial derivatives of $3,356,122.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2022 of ($15,161,642) as compared to a comprehensive loss of ($23,486,778) for in the prior year, representing a positive variance of $8,325,136.

Adjusted EBITDA

For the year ended December 31, 2022 the adjusted EBITDA is negative ($12,552,529) versus negative ($12,434,483) in the prior year, a negative variance of $108,753. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2022, and includes a comparison against the three months ended December 31, 2021.

Operations:

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2022, and includes a comparison against the three months ended December 31, 2021.

Operations:

Revenues for the three months ended December 31, 2022 and 2021 were $2,111,523 and $1,937,659, respectively. This positive variance of $173,864 (9%) is due mainly to sales of the SD7 in Q4 2022 of $984,546 offset by the decrease in sales of the legacy products and boosters of $810,682.

Cost of sales for the three months ended December 31, 2022 and 2021 was $1,941,451 and $1,772,773, respectively. The gross margin dollars for the three months ended 2022 and 2021 was $170,071 (8% of sales) and $164,886 (13% of sales), respectively, a positive variance in gross margin dollars of $5,185. This reduced margin for the quarter relates to the impact of the sale of legacy products at reduced margins.

Amortization and depreciation costs for the three months ended December 31, 2022 and 2021 was $330,931 and $222,666, respectively, a negative variance of $108,265. This negative variance is due to increased amortization of development costs that were not being amortized in the prior year as they were still under development such as the SD7 and the VK7.

Development expenses for the three months ended December 31, 2022 and 2021 were $39,891 and $27,727, respectively. This negative variance of $12,164 is due to the decrease in development expenses for products not as focused as the current SD7 suite of products.

Selling and marketing costs for the three months ended December 31, 2022 and 2021 was $1,289,108 and $1,047,617, respectively. This negative variance of $241,491 and is due mainly to an increase in marketing and promotion of the new Sd7 of $209,048 and a marginal increase in selling and marketing salaries of $28,501 and selling travel of $3,942.

General and administrative costs for the three months ended December 31, 2022 and 2021of $2,750,314 and $1,674,593, respectively. This negative variance of $1,075,721 and relates mainly to increased professional fees costs for the audit including accrual of audit consulting expenses and professional services costs of $1,224,420 offset by $148,699 of other expense variances including $214,290 of reduction in regulatory and filing fees, a $13,915 decrease in other expenses and offset by a $79,506 increase in office and warehouse expenses.

Inventory Impairment costs for the three months ended December 31, 2022 and 2021 was $509,833 and $301,532 in 2021. In 2022, this impairment relates to the write down of legacy products.

Additional inventory loss of $519,764 related to water damaged inventory in the year ended December 31, 2022 plus an additional $25,203 of losses in the flood due to leasehold improvement and equipment damaged was also recorded in Q4 2022. As required by IFRS, we may only recognize the insurance proceeds receivable once the amount has been determined to be virtually certain. At the date of this MD&A, we have not received any official offers from Siyata’s insurers as to the potential insurance proceeds payout. In 2021, due to a large return from a customer, the accounting treatment was to increase the bad debt by valuing the returned inventory at its impaired value, thereby resulting in a bad debt on the difference between the amount due and the consideration given.

Bad debts for the three months ended December 31, 2022 and 2021 of $18,465 versus $382,568 in the prior-year period, a positive variance of $364,103 due to better controls over receivable management resulting in a lower receivables.

Intangible Impairment for the three months ended December 31, 2022 and 2021 of $nil and $416,487, respectively, as no impairment was identified in testing of intangibles at December 31, 2022.

Goodwill Impairment for the three months ended December 31, 2022 and 2021of $nil and $32,583, respectively, as the goodwill was fully impaired in the year ended December 31, 2021.

Share-based compensation costs for the three months ended December 31, 2022 and 2021was $410,009 and $153,726 respectively, an increase of $ 256,283. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the issuance of a total of 3,195,000 Restricted share units and 1,145,000 stock options to employees, management and directors in 2022.

Finance expenses for the three months ended December 31, 2022 and 2021 was $52,967 and $507,705, respectively, a positive variance of $454,738. This variance consists mainly of the decrease in accretive interest on the interest bearing debentures outstanding during the 2021 year which were fully repaid in the year ended December 31, 2021 and the only promissory note outstanding during 2022, only ha a default interest component, otherwise all changes in values went through derivative instruments and not finance expenses.

Foreign exchange loss (income) for the three months ended December 31, 2022 and 2021 was a loss of $383,394 and income of $100,336, respectively. This negative variance of $483,730 resulted from foreign currency fluctuations in the period.

Transaction costs for the three months ended December 31, 2022 and 2021 was $441,627 and $1,175,573, respectively, a positive variance of $733,946. In the fourth quarter of 2022, transaction costs related to an equity raise completed in October 2022. In the fourth quarter of 2021, transaction costs related to the finder’s fees, loan processing fees, legal, due diligence, and other professional fees were incurred or the convertible debenture issued November 3, 2021.

Change in fair value of the convertible promissory note for the three months ended December 31, 2022 and 2021 was, in the amount of $1,069,348 and $295,492, respectively. This change in fair value relates to the fair value fluctuations between the end of the prior quarter and the repayment of the convertible promissory note prior to year end.

Change in fair value of the warrant liability for the three months ended December 31, 2022 and 2021was a gain of $1,082,474 and a gain of $390,322, respectively. This gain relates to the fair value changes between the date of issue and the year end date on warrants treated as liabilities for accounting purposes, and is impacted primarily by changes in stock prices.

Net loss for the year

The Company experienced a net loss for the three months ended December 31, 2022 and 2021 of ($6,588,309) and ($4,979,661), respectively, a negative variance of ($1,608,648). This negative variance in 2022 was due mainly to an increase in foreign exchange expense of $483,730, increase in inventory impairment of $208,301, increase due to loss due to water damage of $544,967, selling and marketing expenses of $241,491, general and administrative expenses of $1,075,721 and amortization and depreciation of $89,737, and stock based compensation of $256,283 offset by an increase in gross margin of $5,185, decrease in finance expense of $454,738, decrease in bad debts expense of $364,103, and decrease in intangible impairment of $416,487 and goodwill impairment of $32,583.

Loss and comprehensive loss for the year

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended December 31, 2022 and 2021of ($6,589,329) and ($4,833,795), respectively, representing a negative variance of $1,755,534.

Adjusted EBITDA

For the three months ended December 31, 2022 and 2021 the adjusted EBITDA was negative ($4,982,507) and negative (3,491,817), respectively, a negative variance of $1,490,817. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report

B.	Liquidity and Capital Resources

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2022 the Company had a cash balance $1,913,742 (Dec 31, 2021-$1,619,742. The Company had an accumulated deficit of $77,818,663 (Dec 31, 2021-$62,519,412) and working capital of $1,643,434 (December 31, 2021-negative $668,973).

Net cash flows related to operating activities used in the year ended December 31, 2022 and 2021 were negative ($13,852,980) and negative ($12,568,633), respectively. The increase in cash used of $1,284,347 was primarily due to increased inventory on hand at December 31, 2022 compared to December 31, 2021, as well as reduced impairment expenses offset by increased fair value gain on derivatives, and increased transaction costs related to offerings undertaken in 2022.

The non-cash working capital variances consisting of decrease in trade and other receivables of $30,201, decrease in prepaids of $19,328, decrease in inventory of $1,695,079, an increase in advances to suppliers of $314,315, an increase in accounts payable and accrued liabilities of $432,329 and an increase in deferred revenue of $149,600.

Net cash flows used in investing activities in the year ended December 31, 2022 and 2021 were negative ($3,562,005) and negative ($3,116,207), respectively, with a negative variance of $445,798. This variance relates primarily to increases in intangible asset additions of $636,183, offset by the repayment of the long-term receivable of $17,982, and the decrease in fixed asset additions of $210,293.

Net cash flows used in financing activities in the year ended December 31, 2022 and 2021 were $17,566,006 and $1,005,942. This positive variance of $16,560,064 relates to increase in net proceeds of share capital raises after share issuance costs of $21,809.596, and the decrease in bank loan, lease payments and long-term debt of $398,143, offset by the $2,691,882 reduction in the convertible promissory note, and the reduction in the exercise of warrants of $2,955,793.

The future success of the Company is dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s consolidated audited financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The consolidated audited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

SHARE CAPITAL

(a)	Authorized Unlimited number of Common Shares without par value

Issued and Outstanding:

As at December 31, 2022, the Company had 44,868,560 common shares issued and outstanding (2021-5,276,695).

Subsequent to the year-end the Company issued 18,042,857 common shares on the exercise of various warrants for gross proceeds of $3,608,571, as more fully described in Subsequent Events Note # 30. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that are exercisable as of March 31, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also become cashless. As a result, 17,116,987 common shares were issued for cashless warrants.

As of the date of these financial statements total outstanding common shares is 80,028,404.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share.

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition (Note 4), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

●	The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

●	The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

●	The Company issued 30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 404,859 shares, with a fair value of $441,296 ($1.09 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 15,810,000 Units at $0.23 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $0.14 per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 1,590,000 pre-funded units (“Pre-Funded Units”) at $0.22 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $0.14 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 15 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

In addition, the Company issued 1,739,130 common share warrants with an exercise price of $0.23 to the holders of a previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

Previous warrants and a convertible note issued by the Company have an anti-dilutive provision (“ratchet provision”) which changes the strike price/conversion price of the previously issued warrants/convertible note, respectively, to the price of the common units newly issued by the Company. The value of the previously issued warrants and convertible note were $96,800 and $597,966, respectively, immediately prior to the effect of the ratchet provision. The Impact of the ratchet provision was accounted for as a component of the fair value of the related instruments.

●	The Company issued 809,717 shares, with a fair value of $259,109 ($0.32 per share), as principal repayment of $200,000 on the promissory note.

●	The Company issued 770,713 shares, with a fair value of $495,568 ($0.32 per share), as principal repayment of $400,000 on the promissory note.

●	The Company issued 2,592,593 shares, with a fair value of $414,815 ($0.16 per share), as principal repayment of $280,000 on the promissory note.

●	The Company issued 2,314,815 shares, with a fair value of $324,074 ($0.14 per share), as principal repayment of $250,000 on the promissory note.

●	The Company issued 2,314,815 shares, with a fair value of $300,926 ($0.13 per share), as principal repayment of $250,000 on the promissory note.

●	The Company issued 2,365,592 shares, with a fair value of $402,151 ($0.17 per share), as principal repayment of $220,000 on the promissory note.

Stock Options:

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding Common Shares on a fully diluted basis at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity at December 31, 2022 is as follows:

	Number of stock options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	$11.50
Expired/Cancelled	(14,000)	$16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	1,145,000	$1.15
Expired/Cancelled	(53,430)	$30.90
Outstanding options, December 31, 2022	1,506,138	$3.53

Transactions from January 1, 2022 to December 31, 2022 are as follows:

During the year ended December 31, 2022 the Company recorded share-based payments expense of $2,888,704 in relation to options vesting.

●	On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2.724 per option).

●	On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ($0.5986 per share).

●	On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($0.41236 per share).

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.98
15-Jan-19	828	828	54.00	15-Jan-24	1.04
21-Mar-19	12,345	12,345	59.00	21-Mar-24	1.22
01-Jan-20	2,069	2,069	54.00	01-Jan-24	1.00
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.88
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.88
02-Jan-21	57,000	49,875	11.50	02-Jan-26	3.01
02-Jan-21	5,000	4,375	11.50	02-Jan-31	8.01
18-Jan-21	14,500	12,688	11.50	18-Jan-26	3.05
01-Jan-22	20,000	10,000	4.00	29-Oct-26	3.83
13-Apr-22	795,000	198,750	1.10	13-Apr-27	4.28
12-Jul-22	330,000	55,000	1.10	12-Jul-25	2.53
Total	1,506,138	615,326	$3.53		3.86

As of the date of the filing of this Annual Report, stock options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.63
15-Jan-19	828	828	54.00	15-Jan-24	0.69
21-Mar-19	12,345	12,345	59.00	21-Mar-24	0.87
1-Jan-20	2,069	2,069	54.00	1-Jan-24	0.65
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.53
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.52
2-Jan-21	57,000	57,000	11.50	2-Jan-26	2.65
2-Jan-21	5,000	5,000	11.50	2-Jan-31	7.66
18-Jan-21	14,500	14,500	11.50	18-Jan-26	2.70
1-Jan-22	20,000	12,500	4.00	29-Oct-26	3.48
13-Apr-22	795,000	265,000	1.10	13-Apr-27	3.93
12-Jul-22	330,000	110,000	1.10	12-Jul-25	2.18
Total	1,506,138	748,638	$3.53		3.51

As well, 3,195,000 restricted share units, (“RSU’s) have been granted of which 30,000 were immediately exercised.

Restricted Share Units (“RSUs”)

The Company approved on February 14, 2022, an amended and restated equity incentive plan which permits the issuance of restricted share units in addition to stock options.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2022 is as follows:

	Number of	Weighted Average
	RSU’s	Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	3,195,000	$1.05
Exercised	(30,000)	$1.10
Outstanding RSU, December 31, 2022	3,165,000	$1.05

As at December 31, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	1,050,000	$1.03
13-Apr-22	825,000	416,250	$1.10
12-Jul-22	90,000	22,500	$1.10
Outstanding RSU, December 31, 2022	3,165,000	1,488,750	$1.05

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●	On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

●	On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

●	On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

●	On July 12, 2022, the Company granted 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. On the date of granting, the fair value and the stock price was $1.10/share.

Agent’s options

A summary of the Company’s agents’ options activity for the year ended December 31, 2022 is as follows:

	Number of	Weighted average exercise
	options	price
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	487,283	2.51
Expired	(1,702)	20.49
Outstanding agent options, December 31, 2022	931,507	$4.12

As at December 31, 2022 and of the date of the filing of this Annual Report, agent’s options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.00
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.00
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	1.00
11-Jan-22	434,783	434,783	$2.53	11-Jan-27	4.00
1-Apr-22	52,500	52,500	$2.30	8-Mar-27	4.00
Total	931,507	931,507	3.38		3.45

Transactions for the year ended December 31, 2022, are as follows:

●	The Company issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 52,500 agent’s options with a fair value of $61,950 with an exercise price of $2.30.

Share Purchase Warrants:

A summary of the Company’s warrant activity is as follows:

Transactions from January 1, 20222 until December 31, 2022 are as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	$4.00
Exercised	(544,415)	$5.54
Expired	(68,647)	$62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	27,399,999	$0.93
Expired	(128,386)	$33.47
Outstanding, December 31, 2022	32,392,941	$1.76

o	During the year, 128,386 share purchase warrants expired at an average price of $33.47.

o	See Note 15 of the financial statements for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

As of December 31, 2022 and the date of the filing of this Annual Report, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	1,805,585	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
03-Nov-21	1,892,857	$2.30	03-Nov-26
11-Jan-22	9,999,999	$2.30	11-Jan-27
12-Oct-22	17,400,000	$0.14	12-Oct-27
Total	32,392,941	$1.76

FINANCIAL INSTRUMENTS

Fair Value.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology

Key observable inputs

☐    Share price (December 31, 2022: N/A$

☐    Risk-free interest rate (December 31, 2022: N/A

☐    Dividend yield (December 31, 2022: 0%)

Key unobservable inputs

☐    Instrument specific spread (December 31, 2022: N/A

☐    Credit spread (December 31, 2022: N/A

The estimated fair value would increase (decrease) if:

☐    The share price was higher (lower)

☐    The risk-free interest rate was higher (lower)

☐    The dividend yield was lower (higher)

☐    The instrument specific spread was lower (higher)

☐    The credit spread was lower (higher)

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The fair values of the Company’s cash, trade and other receivables, due from related party, and accounts payable and accrued liabilities approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 30% of the Company’s revenue for the year ended December 31, 2022 (2021 -24%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $86,103 (202-$930,971).

More than 60% of the Company’s customers have been active with the Company for over four years, and the impairment of $86,103 (2021-$930,971) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2022	December 31, 2021
EMEA	$637	$879
Australia	-	119
North America	938	546
Total	$1,575	$1,544

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2022 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	$1,557	$25	$332	$1,914
Trade and other receivables	938	637	-	1,575
Advance to suppliers	156	-	-	156

Current liabilities
Accounts payable and accrued liabilities	(1,610)	(1,040)	(429)	(3,079)
Warrant liability	(2,735)	-	-	(2,735)

Total	$(1,694)	$(378)	$(97)	$(2,169)

10% fluctuation in exchange rate	$(169)	$(38)	$(10)	$(217)

a)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

b)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

C.	Research and development, patents and licenses, etc.

Research and development

The Company undertakes research activities that present the prospect of gaining new scientific or technical knowledge and understanding, and the Company’s development activities involve a plan or design for the production of new or substantially improved products and processes. The Company conducts its own research and development with its internal engineering teams in Israel and complements that effort with subcontractors for both its hardware and software development. The Company analyzes market trends, evaluates emerging wireless technologies, and innovates to address anticipated customer needs.

Patents

The Company owns two patents that it acquired from Clear RF and the Corporation has entered into several licensing agreements for the use of a trademark and certain patents.

In March 2021, the Corporation, through a wholly-owned subsidiary of Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, also acquired all of the outstanding units of Clear RF LLC (“ClearRF”), a Washington State limited liability company, for a total purchase price of $700,000. The purchase price which was satisfied by the issuance of approximately $389,970 in Common Shares and a payment of $310,030 in cash. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (“IoT”) applications. ClearRF’s flagship product is a 4G LTE direct connect cellular amplifier designed specifically for fixed and mobile M2M and IoT applications, used to connect directly to any cellular router, modem, embedded module, or alarm panel.

Licensing Agreements

Licensing Agreement with Uniden® America Corp

In December 2012, Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, entered into a license agreement (as amended, the “Uniden Agreement”) with Uniden America Corporation (“Uniden”). The Uniden Agreement includes renewal options up to December 31,2022, and has been successively renewed to date.

The Uniden Agreement, as in effect currently, provides the Corporation with the exclusive right to use the trademark “Uniden®” (along with associated designs and trade dress) and distribute, market, and sell its in-vehicle device, cellular signal booster and accessories under the Uniden® brand in the categories of cellular amplifiers, connected vehicle cellular devices, and rugged cellular products, during its term in North America. The Uniden® brand brings strong brand recognition for the Corporation’s devices and introduces a more unified brand to the current dealers, operators, and future customers in North America.

The current Uniden Agreement which commenced on January 1, 2020, and expires on December 31, 2031. Minimum annual payments under the Uniden Agreement are $200,000 in 2023-2025 and $250,000 in each of 2026-2028 and $300,000 from 2029-2031 (collectively, the “Minimum Royalty Payments”). At the end of each fiscal year, Siyata has agreed to pay Uniden 3% of any sales from the licensed products under the Uniden Agreement that exceeds the Minimum Royalty Payments for such fiscal year.

Licensing Agreement with Via Licensing Corporation

Effective June 8, 2018, the Corporation entered into two separate patent licensing agreements (together, the “Via Licensing Agreements”) with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of Android software as well as access and download within the LTE/ 4G network. This patent licence is for an initial period of five years and can be extended for a further five-year term. Management is completing the extension prior to the expiry date. Under the Via Licensing Agreements, the Corporation has the right, at any time during the term or any extension thereof, to terminate the agreements upon providing 60 days advanced notice of termination. The Via Licensing Agreements provide for the payment, to Via Licensing Corporation, of quarterly royalty fees that are based solely on product sales and is expressed as a percentage formula based upon the number of units sold, the country in which the units were manufactured, and the country location of the end customer. There are no minimum royalty fees payable under the Via Licensing Agreements.

Licensing Agreement with Wilson Electronics, LLC

Siyata, through its wholly-owned subsidiary, Signifi Mobile Inc., entered into a royalty agreement (the “Wilson Agreement”) with Wilson Electronics, LLC on November 30, 2017, with an effective date of January 1, 2018. The Wilson Agreement permits the Corporation to utilize several of Wilson Electronics’ LLC’s patents related to cellphone boosters. Specifically, under the Wilson Agreement, the Corporation has licensed a patent for its cellular booster portfolio of products, for the rights to the stand-alone cell phone radio signal booster on a worldwide basis. The Wilson Agreement is expected to remain in force until the expiration of all of the patents licensed under the Wilson Agreement expire, which is estimated to occur in December 2027. The Wilson Agreement requires Siyata to pay a royalty to Wilson Electronics, LLC of 4.5% of the sales of booster products, payable quarterly.

D.	Trend Information

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Subsection A. “Outlook” for trend information.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

☐	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

☐	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

☐	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

☐	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

☐	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

☐	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

☐	Going concern – As disclosed in Note 1 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

None than specifically apply to the Company as evaluated by management.

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,387,221	$1,271,532	$1,179,762
Share-based payments	2,126,970	235,737	261,794
Total	$3,514,191	$1,507,269	$1,441,556

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2022	2021	2020

Selling and marketing expenses	VP Technology/VP Sales International	$202	$402	$174
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,185	$869	$1,006

Loan to Director

On April 1, 2019 the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

C.	Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	55	Director; Chief Executive Officer
Gerald Bernstein	60	Chief Financial Officer
Glenn Kennedy	56	Vice President of Sales
Gidi Bracha	46	Vice President of Technology and Product Development
Peter Goldstein	59	Director and Chairman of the Board of Directors
Michael Kron	60	Director
Steven Ospalak	55	Director
Lourdes Felix	54	Director

Marc Seelenfreund

Marc Seelenfreund is the Founder and CEO of Siyata Mobile Inc. since July 2015, when the reverse takeover of Teslin Resources created Siyata Mobile Inc. Marc Seelenfreund has over 20 years’ experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015, he was the CEO of Accel Telecom Inc. a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel Telecom Inc’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is the Chairman of Ono Academic College.

Gerald Bernstein

Gerald Bernstein has been CFO of the Company since July 2016. Mr. Bernstein was previously the VP Finance from July 2015 until June 2016 of Pazazz Printing Inc. a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics. Previously, Mr. Bernstein served as the VP Finance from July 2013 until February 2015 of Amcor Holdings Inc., an international real estate development and management company. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

Glenn Kennedy

Glenn Kennedy has over 25 years of sales experience in the telecommunications industry where he has managed sales nationally for Motorola Canada, HTC Communications Canada and Sonim Technologies; Glenn Kennedy is the VP Sales of Siyata Mobile Inc. since January 2017 including product certification, sales training and education to the marketplace. Previously Mr. Kennedy severed as the Director of Carrier Sales for Sonim Technologies working exclusively on the Rogers Wireless account from October 2015 until December 2016. Mr. Kennedy was the National Account Manager for HTC Communications Canada, working exclusively on the Bell Mobility account from August 2011 until August 2015. From April 2003 until May 2011, Mr. Kennedy was the National Account Manager for Motorola Mobility, working specifically on the Telus account. Mr. Kennedy has earned a Bachelor of Arts with Honors in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Gidi Bracha

Gidi Bracha served as a VP of Technology since 2011 and has spearheaded the development of Siyata’s various cellular products. Mr. Bracha has over 15 years of technological experience in the telecommunications industry. Mr. Bracha has served in various key positions at Cellcom, Israel’s leading cellular provider, including Head of Car Mobility Products and as a Director of Type Approvals. Mr. Bracha has served as an engineer in the Anti-Aircraft division of the air force in the IDF. Mr. Bracha holds a bachelor’s degree in Engineering and Business Management from the University of Derby.

Peter Goldstein

Mr. Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience and a successful track record in leading and building companies in the capital markets. Mr. Goldstein is experienced with mergers and acquisitions, strategic planning and transaction structuring. In 2006, Mr. Goldstein founded Grandview Capital Partners, Inc. where he continues to serve as chairman and chief executive officer to this date. He is the and chief executive officer of Exchange Listing, LLC, which he founded in 2019. He currently serves as a member of the board of directors of Cosmos Holdings, Inc. From 2013 to 2015 he served in various roles, including as a director, interim president and chief financial officer of American Patriot Brands, Inc. In 2012 he co-founded Staffing 360 Solutions, Inc., where he served in various roles, including chairman of the board of directors and principal financial officer until 2014. He received his master’s degree in international business from the University of Miami.

Michael Kron

Michael Kron combines over twelve years in the communications industry. Mr. Kron has been the director of the Company and Chair of the Audit Committee since July 27, 2015. Since May 2017, Mr. Kron has been the Chairman and CEO of AnywhereCommerce Inc., where he works closely with technology start-ups serving as an incubator. Previously, he held the role of CFO at Anywhere Commerce Inc. since June 2008. He is an independent director and chair of the Audit Committee of Digimax Global Inc. as of May 2021. He is a Chartered Professional Accountant and has a B.Com. from Concordia University.

Stephen Ospalak

Stephen Ospalak combines over twenty-one years of experience in the communications industry. Mr. Ospalak has been the director of the Company since July 27, 2015. Mr. Ospalak has been a Managing Director of Breen Management Group, Inc. (BMG) since January 2009. Previously, Mr. Ospalak was the Vice President of Products and Service Marketing at TELUS Communications Inc. from September 1999 until November 2008. Mr. Ospalak received a Bachelor of Science from the University of Toronto and an Honors Bachelor of Commerce from the University of Windsor.

Lourdes Felix

Lourdes Felix is a corporate finance executive offering over fifteen years of combined experience in public accounting and in the private sector in building, leading, and advising corporations through complex restructurings. Ms. Felix has been instrumental in assisting in capital procurement and implementing an audit committee. She is thoroughly experienced in guiding troubled companies to greater efficiency and profitability. Ms. Felix has acquired expertise in securities laws and knowledge of SOX requirements. She has worked with private and public SEC reporting companies. Ms. Felix was previously the controller for a mid-size public accounting firm for over seven years and was responsible for the operations and financial management of regional offices. Her experience includes a wide variety of industries including advertising, marketing, non-profit organizations, medical practices, mortgage banking, manufacturing and SEC reporting companies. She has assisted companies with documented contributions leading to improved financial performance, heightened productivity, and enhanced internal controls. Ms. Felix has been a Director of BioCorRx Inc. since March 7, 2013. Ms. Felix was appointed Chief Executive Officer of BioCorRx on November 9, 2020 and became Chief Financial Officer of BioCorRx on October 1, 2012. Ms. Felix was President of BioCorRx from February 26, 2020 until she resigned upon her appointment as CEO on November 9, 2020. Ms. Felix is very active in the Hispanic community and speaks fluent Spanish. Ms. Felix holds a Bachelor of Science degree in Business Management and Accounting from University of Phoenix.

Board Diversity Matrix

Board Diversity (As of May 14, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors:	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1 4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1 4
LGBTQ+	5
Did Not Disclose Demographic Background	1 4

Family Relationships

None of our directors or executive officers has a family relationship.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, for the year ended December 31, 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

	Salary	Bonus	Option Awards(1)	Total
Gerald Bernstein	$253,038	$50,000	$212,856	$515,894
Marc Seelenfreund(2)	$329,904	$100,000	$1,229,033	$1,658,937
Gidi Bracha	$218,500	$20,800	$156,205	$395,505
Glenn Kennedy	$133,712	$8,895	$38,636	$181,243
Total	$935,154	$179,695	$1,636,730	$2,771,579

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the NASDAQ on the date of grant.
(2)	Includes 1,800,000 restricted share units that vest over three years that were issued on March 9, 2022.

2022 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	95,000	0	$6.00	15-Nov-25	0	0	0	0
	8,138	0	$58.88	21-Mar-24	0	0	0	0
	5,000	0	$11.50	2-Jan-26	0	0	0	0
	1,800,000	1,200,000	N/A	N/A	1,200,000	$183,600	1,200,000	$183,600
	1,908,138	1,200,000			1,200,000	183,600	1,200,000	183,600
Gerald Bernstein	300,000	225,000	N/A	N/A	225,000	34,425	225,000	34,425
	29,000	0	$6.00	15-Nov-25	0	0	0	0
	2,483	0	$53.53	24-Dec-23	0	0	0	0
	1,000	0	$11.50	2-Jan-26	0	0	0	0
	332,483	225,000			225,000	34,425	225,000	34,425
Glenn Kennedy	90,000	67,500	$1.10	12-Jul-27	67,500	0	67,500	0
	90,000	67,500	$1.10	13-Apr-27	67,500	0	67,500	0
	4,000	0	$6.00	15-Nov-25	0	0	0	0
	6,000	0	$11.50	18-Jan-26	0	0	0	0
	190,000	135,000			135,000	0	135,000	0
Stephen Ospalak	1,724	0	$53.53	24-Dec-23	0	0	0	0
	20,000	0	$6.00	15-Nov-25	-	-	-	-
	90,000	0	N/A	N/A	0	0	0	0
	111,724	0			0	0	0	0
Gidi Bracha					-	-	-	-
	150,000	112,500	N/A	N/A	112,500	17,212	112,500	17,212
	150,000	112,500	$1.10	13-Apr-27	112,500	0	112,500	0
	20,000	0	$6.00	15-Nov-25	0	0	0	0
	2,483	0	$58.88	21-Mar-23	0	0	0	0
	322,483	225,000			225,000	17,212	225,000	17,212
Michael Kron	1,724	0	$53.53	24-Dec-23	0	0	0	0
	20,000	0	$6.00	15-Nov-25	-	-	-	-
	90,000	0	N/A	N/A	0	0	0	0
	111,724	0			0	0	0	0
Peter Goldstein	20,000	0	$6.00	15-Nov-25	-	-	-	-
	180,000	0	N/A	N/A	0	0	0	0
	200,000	0			0	0	0	0
Lourdes Felix	20,000	0	$4.00	15-Nov-25	0	0	0	0
	90,000	0	N/A	N/A	0	0	0	0
	110,000	0			0	0	0	0

Agreements with Named Executive Officers

Effective July 1, 2018, the Company entered into a consulting agreement with BSD Ltd. and Marc Seelenfreund, or the Seelenfreund Consulting Agreement, pursuant to which Marc Seelenfreund, as Chief Executive Officer, will be paid an initial base salary approximately $300,000. The Seelenfreund Consulting Agreement also contains change of control provisions such that if the Seelenfreund Consulting Agreement is terminated by us without good cause or Marc Seelenfreund is constructively dismissed within six months of a change of control, Marc Seelenfreund will receive a lump-sum payment equal to 36 months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the termination or constructive dismissal, as applicable. In the event of a hostile change of control, Marc Seelenfreund will be entitled to elect to terminate the Seelenfreund Consulting Agreement and will thereafter be entitled to receive a lump-sum payment equal to 36 months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the election. In July 2019, the Seelenfreund Consulting Agreement was assigned to BASAD Partners Ltd.

Effective November 1, 2020, the Company entered into a consulting agreement with Mr. Seelenfreund, or the Seelenfreund Director Service Agreement, pursuant to which Mr. Seelenfreund, as a member of the Board of Directors, will be paid an initial base salary of approximately $40,000 and granted 100,00 common stock options that vest quarterly over a two year period. The Seelenfreund Director Service Agreement also contains change of control provisions such that if there is a change of control, Mr. Seelenfreund’s stock option vesting will be accelerated.

Effective March 9, 2022, granted 1,800,000 RSU’s to Marc Seelenfreund that vest quarterly over three years with the first vesting as at the date of the grant.

Effective November 1, 2022, Siyata amended the consulting agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund, as an officer of the Company will be paid an annual fee of $360,000. The term of the amended agreement is effective November 1, 2022 and expires on January 1, 2025. The consulting agreement has been re-assigned to BSD Capital Partners Ltd.

Effective July 1, 2018, we entered into an amended and restated employment agreement with Gerald Bernstein, or the Bernstein Employment Agreement, pursuant to which Gerald Bernstein, as CFO, will be paid an initial base salary of $102,790 ($140,000 CAD) per year. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Gerald Bernstein is constructively dismissed within six months of a change of control, Gerald Bernstein will receive a lump-sum payment equal to two years’ worth of salary.

Effective November 1, 2020, we entered into an amended and restated employment agreement with Mr. Bernstein, or the Bernstein Employment Agreement, pursuant to which Mr. Bernstein, as Chief Financial Officer, will be paid an initial base salary of $225,000 per year on a three- year term. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary. Effective November 1, 2020, Siyata entered into a two year employment with Gerald Bernstein, pursuant to which Gerald will continue to be the Chief Financial Officer and will be paid an annual base salary of $CAD300,000. Additionally, Gerald Bernstein was granted 29,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting. In addition, on January 2, 2021, Gerald Bernstein was granted 1,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $11.50 per share with an expiry date of 5 years from the date of granting.

Effective April 13, 2022, Gerald was granted 300,000 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant. Gerald’s contract is now on a month to month basis on the same terms and conditions.

Effective November 26, 2018, we entered into a consulting agreement with Glenn Kennedy, or the Kennedy Consulting Agreement, pursuant to which Glenn Kennedy, as Vice President of Sales, North America, will be paid an annual fee of CAD$150,000. According to the terms of the Kennedy Consulting Agreement, Mr. Kennedy received commission of 1.5% on all North American sales of our products exceeding CAD$5,000,000 but less than CAD$18,500,00, and commission of 0.75% on sales exceeding CAD$18,500,000. Effective January 1, 2021, the Kennedy Consulting Agreement was amended to update the commission rates to be paid to Mr. Kennedy in connection with the sales of our products. Pursuant to the amendment, Mr. Kennedy will receive commission of 1.5% of the gross sales of the UV350 and CP250 devices in Canada, in international markets other than the U.S. and Israel, and to MSI, other than in Israel. Mr. Kennedy will also receive commission of 1.5% of the gross sales of boosters to Canadian carriers, International Carriers and Motorola worldwide, and 0.25% of gross sales of boosters, UV350 and CP250 devices to U.S. carriers. The Kennedy Consulting Agreement can be terminated without good cause by either us or Mr. Kennedy upon 90 days’ notice.

Effective January 1, 2021, we entered into an addendum # 1 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is renewed for a further term of two years commencing on January 1, 2021 and expiring on December 31, 2022. The base fee will remain at $150,000 CAD per annum. The commission will be all of (i) 1.5% of gross sales of the UV350 and the CP250 in any of Canada, international markets, outside of the USA and Israel, and to Motorola worldwide (other than Motorola Israel). (ii) 1.5% of the gross sales of Boosters sold to Canadian Carriers, International carriers and Motorola worldwide, (iii) 0.25% of gross sales of boosters to the US carrier and UV350 and CP250 devices to U.S. carriers.

Effective April 13, 2022, Glenn Kennedy was granted 90,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Glenn Kennedy was granted 90,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective January 1, 2023, we entered into an addendum # 2 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is renewed for a further term of three years commencing on January 1, 2023 and expiring on December 31, 2025. The base fee will remain at $165,000 CAD per annum. The commission will be all of (i) 1.5% of gross sales of the UV350, CP250, SD7, SD7+, SD8and VK7 Devices (in any of Canada, international markets, outside of the USA and Israel, and to Motorola worldwide (other than Motorola Israel). (ii) 1.5% of the gross sales of Boosters sold to Canadian Carriers, International carriers and Motorola worldwide, (iii) 0.25% of gross sales of boosters to the US carrier and UV350, CP250, SD7, SD7+, SD8 and VK7 devices to U.S. carriers.

Effective January 1, 2020, we entered into a consulting agreement with Gidi Bracha, or the Bracha Consulting Agreement, pursuant to which Gidi Bracha, as Vice President of Technology and Product Development, will be paid an annual fee of $194,000. Additionally, Mr. Bracha will receive a car allowance of $20,000. The Bracha Consulting Agreement can be terminated without good cause by either us or Mr. Bracha upon 90 days’ notice.

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2022 by our non-employee directors who served as directors during such year.

Name	Salary	Bonus	Option Awards	Total

Steve Ospalak	$87,000	$20,000.00	$122,560.00	229,560
Michael Kron	$99,333	$20,000.00	$122,560.00	241,893
Peter Goldstein	$81,083	$30,000.00	$122,560.00	233,643
Lourdes Felix	$96,067	$15,000.00	$122,560.00	233,627
Total	363,483	$85,000.00	$490,240.00	938,723

Mr. Seelenfreund, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director in 2019 nor 2018. On November 1, 2020, Mr. Seelenfreund and the Company entered into a directors’ fee agreement, whereby as consideration for his services as a member of the board, Mr. Seelenfreund shall receive cash consideration in the amount of $40,000 per year and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2020 are both set forth in the “Summary Compensation Table” above.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Stephen Ospalak, or, the Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $37,000. Additionally, Stephen Ospalak was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Stephen Ospalak, or, the Amended Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Stephen Ospalak was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Michael Kron, or, the Kron Consulting Agreement, pursuant to which Michael Kron, as a member of the Board of Directors, will be paid an annual fee of $53,000. Additionally, Michael Kron was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Michael Kron, or, the Amended Kron Consulting Agreement, pursuant to which Michael Kron, as a member of the Board of Directors, will be paid an annual fee of $99,000. Additionally, Michael Kron was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

Effective October 29, 2021, Siyata entered into a two year consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $43,200. Additionally, Lourdes Felix was granted 20,000 stock options, to vest over a 24 month period in 8 equal tranches beginning on the date of the grant, at $4.00 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Lourdes Felix, or, the Amended Kron Consulting Agreement, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $98,000. Additionally, Lourdes Felix was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

C.	Board Practices

Board of Directors Structure

Our board of directors currently consists of five directors of which three of our directors have been determined to be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our articles provide that, so long as we are a public company, the board of directors must be composed of the greater of three members and the number set by ordinary resolution of our shareholders, which was set at five members. Our directors serve until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

No executive officer of the Company is involved in determinations regarding executive officer compensation.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which acts pursuant to a charter governing the authority and responsibility of each committee. We have determined that Stephen Ospalak, Michael Kron and Lourdes Felix will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Michael Kron, Stephen Ospalak, and Lourdes Felix. Michael Kron is the chairperson of our audit committee. Our board also has determined that Michael Kron qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Lourdes Felix, Stephen Ospalak and Michael Kron. Lourdes Felix is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. We follow home country rules with respect to the composition and responsibilities of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Stephen Ospalak, Michael Kron, and Lourdes Felix. Stephen Ospalak is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a “Code of Ethical Conduct”. See Item 12B. The Siyata Code of Ethical Conduct establishes standards of desired behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually reviews the Code of Ethical Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences Siyata at every level and across our business. Our Code of Ethical Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requiring directors, senior management, and all employees and contract workers to report misconduct. Siyata encourages an open and transparent environment where team members can speak up and raise concerns without any form of retaliation.

Equity Incentive Plans

On January 6, 2022, our board of directors approved an amended and restated equity incentive plan (the “Plan”), which has replaced our previous stock option plan in its entirety. The shareholders of the Company subsequently approved a further amended Plan on February 14, 2022. The Plan permits the Corporation to issue stock options and restricted share units (“RSUs”) to eligible directors, officers, employees, and consultants of the Company. The maximum number of Common shares issued under the Plan, together with any other securities-based compensation, may not exceed 15% of the number of the issued and outstanding Common shares on a fully-diluted basis.

Stock options are exercisable for Common shares. The exercise price of each stock option shall not be less than the market price of the Common shares at the date of grant. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of our board of directors at the time the options are granted.

RSUs are redeemable for Common shares, a cash amount in lieu thereof, or a combination of Common shares and cash., less a discount of up to 25%. RSUs typically terminate on the termination of the RSU holder’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Corporation’s board of directors at the time the options are granted. In the event of a change of control, RSUs will immediately vest and be settled for Common shares, a cash amount in lieu thereof, or a combination of Common shares and cash.

As of May 15, 2023, the number of Common Shares reserved for the exercise of awards granted under the Plan was 6,898,000. In addition, as of May 15, 2023, options to purchase 1,506,138 Common Shares were issued and outstanding, out of which options to purchase 839,596 Common Shares were vested as of that date, with an average exercise price of $3.53. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.3544 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on May 4, 2023 addition, restricted share units to purchase 3,165,000 Common Shares were issued and outstanding at May 15, 2023 out of which restricted share units to purchase 1,713,150 common Shares were vested as of that date.

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting.

Our Plan was adopted by our board of directors on January 6, 2022 and was approved by our shareholders at our annual general and special meeting on February 14, 2022.

D.	Employees

Employees

As of December 31, 2022, the Corporation had 23 full-time employees and no part-time employees. Ten of the Corporation’s employees are located in Israel, with two performing sales functions, four performing research and development functions, and four performing operations. The other 13 employees are located in North America, with three sales members in the USA and ten employees in Canada, of which five are performing sales functions and five are performing operations functions.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of May 14, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Common Shares on an as-converted basis.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Siyata Mobile Inc., 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada, 514-500-1181.

	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned (2)

Directors and Executive Officers:
Marc Seelenfreund	1,931,311	(3)	4.3%
Gerald Bernstein	332,495	(4)	*
Glenn Kennedy	190,000	(5)	*
Gidi Bracha	322,483	(6)	*
Peter Goldstein**	240,000	(7)	*
Stephen Ospalak	111,725	(8)	*
Michael Kron	112,852	(9)	*
Lourdes Felix***	110,000	(10)	*
All Directors and Executive Officers as a Group (8 persons)	3,350.596		7.5%
5% or Greater Shareholders:
Hudson Bay Capital Management LP	2,605,000	(11)	5.5%

*	Less than 1%

**	Peter Goldstein became a Director effective November 1, 2020 and became Chairman of the Board of directors effective February 23, 2021.

***	Lourdes Felix became a Director effective October 29, 2021.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 44,868,560 Common Shares issued and outstanding as of December 31, 2022.

(3)	Represents 108,138 options convertible to Common Shares and 1,800,000 Restricted shares units convertible to Common Shares and 23,173 common shares held by Mr. Seelenfreund.

(4)	Represents 32,483 options and 300,000 Restricted Share Units both convertible to Common Shares plus 12 common shares all held by Mr. Bernstein.

(5)	Represents 190,000 options convertible to Common Shares held by Mr. Kennedy.

(6)	Represents 172,483 options and 150,000 Restricted Share Units both convertible to Common Shares held by Gidi Bracha.

(7)	Represents 20,000 options and 180,000 Restricted Share Units both convertible to Common shares held by Peter Goldstein as well 40,000 Common Shares that is held by a Company under his control.

(8)	Represents 21,724 options and 90,000 Restricted Share Units both convertible to Common Shares held by Mr. Ospalak as well as 1 Common Share.

(9)	Represents 21,724 options and 90,000 Restricted Share Units both convertible to Common Shares held by Mr. Kron as well as 1,128 Common Shares.

(10)	Represents 20,000 options and 90,000 Restricted Share Units both convertible to Common Shares held by Ms. Felix.

(11)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 13, 2023 and consists of 2,605,000 Common Shares issuable upon exercise of warrants. Consists of (i) 870,000 Common Shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 1,735,000 Common Shares issuable upon the exercise of New Warrants. The shares will be directly held by Hudson Bay Master Fund Ltd., a Cayman Islands exempted company. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Hudson Bay Capital Management L.P. is 28 Havemeyer Place, 2nd Floor, Greenwich, CT 06830. The New Warrants held by this Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Shareholder to exercise that portion of the New Warrants that would result in the Shareholder and its affiliates owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Based upon a review of the information provided to us by Computershare Limited, there were 60 holders of record of the Common Shares as of March 31, 2023.

These numbers are not representative of the number of beneficial holders of our Common Shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, and except for the regular salary and bonus payments, including any equity-based issuances, made to our directors and officers in the ordinary course of business as described under “Item 6. Directors, Senior Management and Employees–B. Compensation,” there have been no transactions since January 1, 2019, or any currently proposed transaction or series of similar transactions to which we were or are to be a party, in which the amount involved exceeds $120,000 and in which any of our current or former director or officer of the, any 5% or greater shareholder of ours’ or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

Loan to Mr. Seelenfreund

On April 1, 2019 the Company and BSD Capital Ltd, an entity controlled by Marc Seelenfreund, the CEO and a Director of the Company, entered into a Loan Agreement, whereby the Company issued a promissory note in the amount of $200,000 to BSD Capital Ltd (the “Promissory Note”). This Promissory Note is due in five years with interest charged at the rate of 7% per annum payable quarterly. There are no principal repayment requirements until the end of the term when a balloon payment of the principal balance is required.

On January 1, 2020 the Company, BSD Capital Ltd., and Basad Partners Ltd. entered into an assignment and amending agreement whereby BSD Capital Ltd assigned its right, title and interest in Basad Partners Ltd. in the Promissory Note and that the interest rate of the note shall be increased to 12.5% per annum. The loan was repaid on May 23, 2021.

Purchase of Units by Marc Seelenfreund

Marc Seelenfreund, CEO and director of the Company, purchased an aggregate of 2,483 in August 2020 Units in connection with the Company’s August 2020 Financing.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Peter Goldstein, or, the Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $42,000. Additionally, Peter Goldstein was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Peter Goldstein, or, the Amended Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Peter Goldstein was granted 180,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 14. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Pending Claims

The Company has filed a claim with its insurance company regarding the damage to its inventory in December 2022 and is waiting for the resolution of such claim, including payment for the covered damages. No legal proceedings have commenced as of this date.

Dividends

Subject to the provisions of the Business Corporations Act (British Columbia) and any rights attaching to any class or classes of shares under and in accordance with the Company’s Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Unless provided by the rights attached to a share, no dividend shall bear interest.

We have never declared or paid any dividends on our Common Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Payment of dividends may be subject to Canadian withholding taxes.

B.	Significant Changes

No significant change, other than as otherwise described in this Annual Report, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

ITEM 9. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Convertible Debentures

Maturing On	Dec 23/21	June 23/21
	$CAD 7.866M M(b)	$CAD 1.58M M(c)(d)	Dec 28/20 $CAD 4.6MM(a)	Nov 2/23 $6.0MM USD(e)	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening			-	(1,341,948)	(1,341,948)
Amortization of fair value difference				111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance December 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture				(1,421,911)	(1,421,911)
Long term portion of debenture				1,921,382	1,921,382

Balance December 31, 2022	-	-	-
Current portion of debenture
Long term portion of debenture

(a)	On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 Common Shares of the Company at $87.00 CAD per Common Share with a maturity date of June 28, 2020.

Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020, until its maturity on June 28, 2020, the Company paid $56,550 in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debenture holders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9, Financial Instruments, as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, a loss of $136,204 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 and were repaid at their face value of 1,108,000 ($1,445,000 CAD) except for $186,359 ($250,000 CAD) that were rolled over, for a net repayment of $921,641 ($1,195,000 CAD).

(b)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 Common Shares of the Company at $65.25 CAD (the “Conversion Price”) per Common Share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of this Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into Common Shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

(c)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 Common Shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable Common Share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one Common Share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(d)	On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

(e)	On November 3, 2021, the Company issued a US$7,200,000 convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 Common Shares of the Company at an exercise price of US4.00 per Common Share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the Common Shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the Common Share offering. Because the exercise price of the warrants will vary if the Company issues Common Shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments will be made in cash or Common Shares of the Company, or a combination of both. If paid by the issuance of Common Shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the Common Shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 is convertible into Common Shares of the Company at a conversion price of US$10.00 per Common Share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the Conversion Price of the promissory note will be adjusted if the Company closes an offering where the Common Shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the Common Share offering.

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss on initial recognition and, as such, the embedded conversion feature is not separated.

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which have been included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note.

The unamortized fair value difference at December 31, 2022 and 2021, and related activity during the years were as follows:

Balance, December 31, 2020		$-
Fair value difference on issuance		1,341,948
Recognized in profit or loss		-111,830
Balance, December 31, 2021		$1,230,118
Recognized in profit or loss		$(1,230,118)
Balance, December 31, 2022	$	NIL

The balance of the promissory notes is as follows:

	Promissory Note
Balance, December 31, 2020	$
Fair value on initial recognition		4,395,881
Change in fair value		177,530
Unamortized day one fair value difference		-1,230,118
Balance, December 31, 2021		$3,343,293
Current position		1,421,911
Long term position		$1,921,382
Opening Balance January 1, 2022 before unamortized fair value difference		4,573,411
Repayments in cash in the year		(4,000,000)
Repayments in shares in the year		(3,200,000)
Change in fair value		2,626,589
Balance, December 31, 2022	$	NIL

As at December 31, 2022 the total principal amount outstanding on the convertible promissory note is $NIL.

Fair value calculation

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the years ended December 31, 2022 and 2021.

B.	Warrants and Rights

WARRANT LIABILITY

(1)	These warrants were issued November 3, 2021 and allow for the purchase of 2,142,857 Common Shares of the Company at an exercise price of S4.00 per Common Share. The warrants expire 5 years from the issue date of the promissory note. On November 21, 2021, 250,000 warrants were exercised at $4.00. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the Common Shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the Common Share offering. Because the exercise price of the warrants will vary if the Company issues Common Shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities and re-valued at every reporting period based on its fair value. On January 13, 2022 the change in exercise price to $2.30 per share).

(2)	On January 13, 2022, the Company issued 9,999,999 share purchase warrants as part of a capital raise at an exercise price of S2.30 per Common Share. The warrants expire 5 years from the issue date.

(3)	On October 19, 2022, the Company issued 17,400,000 share purchase warrants and 1,739,130 share purchase warrants to Lind as compensation for their right of first refusal on certain capital raises as part of a capital raise. Both of these warrants have an exercise price of $0.23 per Common Share, the warrants expire 5 years from the issue date.

	November 3, 2021	January 11, 2022	October 12, 2022	Total
Balance December 31, 2020	$-	$-	$-	$-
Warrants issued as part of convertible promissory note	2,946,066	-	-	2,946,066
Impact of warrants exercised during the year	(385,190)	-	-	(385,190)
Change in fair value	(384,190)	-	-	(384,190)
Balance December 31, 2021	$2,176,686	$-	$-	$2,176,686
Warrants issued	-	10,038,418	2,494,812	12,533,230
Exercise of pre-funded warrants	-	(2,560,400)	(222,441)	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	(9,192,271)
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$2,734,804

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 Common Shares of the Company at an exercise price of $4.00 per Common Share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at December 31, 2021, the fair value of the remaining 1,892,857 warrants payable was determined to be $2,176,686 as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share Price: $3.70; exercise price: $4.00; expected volatility: 37%; dividend yield: 0%; risk-free rate – 0.67%.

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $0.23 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

A.	Use of Proceeds

On September 29, 2020, we completed our initial public offering of Common Shares and warrants pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-248254) that was declared effective on September 24, 2020. Under the registration statement, we sold an aggregate of 2,100,000 Common Shares and 2,100,000 warrants; and subsequently, on November 3, 2020, sold an additional 120,000 Common Shares, on November 10, 2020 sold an additional 50,000 Common Shares and on October 21, 2020, sold an additional 266,000 warrants, all pursuant to an over-allotment option granted to the underwriters. All of these Common Shares and warrants were sold at a combined price to the public of $6.00 per unit, yielding net proceeds of $939,283 after underwriting discounts and commissions. Maxim Group LLC acted as book-running manager for the offering. We paid offering expenses of $2,308,00 in connection with the initial public offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. The proceeds from our initial public offering were utilized to for operations and $1.2MM was used to repay the debenture due June 2021. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our Common Shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the registration statement.

On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Partners Note”) for gross proceeds of USD$6,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager. Proceeds were used to repay and terminate existing convertible notes, as well as to pay certain fees and costs associated with the transaction. The Purchase Agreement provides for, among other things, the issuance of a USD$7,200,000 note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of USD$10.00 per share (“Conversion Price”) of our Common Shares. We are required to make principal payments in 18 equal monthly installments commencing 180 days after funding (“Repayment”). At our discretion, the Repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily volume weighted average prices (“VWAPs”) during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). Further, the Lind Partners Note provides for a pricing floor of $2.00 per Common Share (the “Repayment Share Price Floor”) such that Repayment Shares shall be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares, subject to the Repayment Share Floor Price provided, however, that the Repayment Share Price Floor shall not be applied once we obtain stockholder approval as required by the Nasdaq at our upcoming Annual General Meeting of shareholders. As of December 3, 2021, we incurred an event of default under the terms of the Lind Partners Note. Upon the occurrence and during the continuance of an “Event of Default,” the holder may at any time at its option: (1) declare that Interest Upon Default Amount (15%) has commenced and (2) exercise all other rights and remedies available to it under the transaction documents; provided, however, that upon the occurrence of an Event of Default described above, the holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the outstanding principal amount be converted into Common Shares at the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the 3 lowest daily Volume Weighted Average Prices during the 20 Trading Days prior to the delivery by the holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the Lind Partners Note, the transaction documents or applicable law. No course of delay on the part of the holder shall operate as a waiver thereof or otherwise prejudice the rights of the holder. The event of default was cured on December 7, 2021 when the Company’s market capitalization increased to an amount over $20,000,000. If the Company issues any Equity Interests, other than Exempted Securities, for aggregate proceeds to the Company of greater than $10,000,000, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of Lind Partners, the Company will direct 20% of such proceeds to reduce the principal balance of the Lind Note. Based on a $20,000,000 offering, 20% of said proceeds, or $4,000,000, will be used by the Company to reduce the principal balance of the Lind Note. If the Company issues any equity interests issued, subject to certain exemptions, at an effective price per share that is less than the exercise price of the Lind Warrant then in effect or without consideration, then the exercise price of the Lind Warrants shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on this offering at $2.30 per share, the Lind Warrants would be repriced to $2.30. Prior to this offering, the exercise price of the Lind Warrants is $4.00 per share. If the Company issues any equity interests, subject to certain exemptions, at an effective price per share that is less than the conversion price of the Lind Notes then in effect or without consideration, then the conversion price of the Lind Notes shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on this offering at $2.30 per Common Share, the conversion price of the Lind Note would be repriced to $2.30, which would result in 3,130,435 shares to be issued upon conversion of the full $7,200,000 Lind Note. Prior to this offering, the conversion price is $10.00 per share and the shares issued upon conversion of the full $7,200,000 Lind Note would be 720,000. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our Common Shares or (iii) any of our affiliates. We used the net proceeds for the repayment of the convertible debenture due on December 23, 2021.

On January 11, 2022, we closed an underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 Common Shares. Each Common Share (or pre-funded warrant in lieu thereof) was being sold together with one common warrant at a combined effective offering price of $2.30. We granted the underwriters a 45-day option to purchase up to an additional 1,304,347 Common Shares and/or common warrants to purchase up to 1,304,347 Common Shares, at the public offering price less discounts and commissions. The underwriter partially exercised its option and purchased an additional 1,304,347 warrants, each representing the right to purchase one Common Share. The gross proceeds from that offering were approximately $20,000,000 and the net proceeds were approximately $18,358,028. Maxim Group LLC acted as book-running manager for the offering. We paid offering expenses of $241,972 in connection with the offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. The proceeds from our offering were utilized as follows: $6,096,000 for working capital; $4,000,000 for the repayment of our Senior Secured Convertible Promissory Note; $1,836,000 for growth strategies; $2,754,000 for research and development and $3,672,000 for sales and marketing. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our Common Shares or (iii) any of our affiliates.

On October 13, 2022, we closed a $4.0 million underwritten registered direct offering. The Company previously entered into a securities purchase agreement with certain institutional investors to purchase approximately 15,810,000 Common Shares and 1,590,000 pre-funded warrants. In a private placement, which was consummated concurrently with the offering, we issued warrants to purchase up to an aggregate of 17,400,000 Common Shares. The warrants are immediately exercisable, expire 5 years from the date of issuance and have an exercise price of $0.23 per Common Share. The net proceeds from this offering will be used for general corporate and working capital purposes.

On January 19, 2023, we entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants (the “Exercise”) to purchase up to an aggregate of 18,042,857 of the Company’s Common Shares (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 18,042,857 Common Shares (equal to 100% of the Common Shares issued in connection with the Exercise) (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act. In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 to $0.20 per share. In connection with the Exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised Common Share purchase warrants, to reduce the exercise price of such warrants from $0.23 per Common Share to an exercise price of $0.20 per Common Share. The New Warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. The Company agreed to file a resale registration statement on Form F-1 within 45 days with respect to the Common Shares issuable upon exercise of the New Warrants. The warrant exercise agreements and the New Warrants each include a beneficial ownership limitation that prevents the warrant holder from owning more than 4.99% (which may be increased to 9.99% in accordance with the terms of the New Warrants) of the Company’s outstanding Common Shares at any time. The gross proceeds to the Company from the Exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company used the net proceeds of the Exercise for working capital and general corporate purposes. Maxim Group LLC (“Maxim”) acted as the exclusive warrant solicitation agent and financial advisor to the Company in connection with the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the Exercise plus $15,000 to cover out-of-pocket expenses and legal fees.

ITEM 10. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, solely as a result of the material weakness in internal controls related to the restatement described below.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2022: (i) the insufficient review of inventory to balances to determine whether product returns relate to the sales recorded during the year; (ii) the insufficient review of title transfer terms to determine the period in which revenue should be recorded; (iii) the insufficient documentation relating to inventory balances, advances to suppliers and off-site inventory tracking; and (iv) the insufficient coordination between the R&D team in Israel and in Canada relating to the approval of payments to contractors, verifying that the original sums of the contract were not exceeded and making sure that there are no excess payments or erroneously recorded invoices. The Company has since instituted remediation efforts as set forth above in the section of this Form 20-F titled “Risk Factors - Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2022 and 2021.” If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” and believes that the aforementioned weaknesses have been remediated as if the date of this Annual Report.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of Siyata (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Siyata’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 except for the items noted as material weaknesses by our auditors.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2022, we have material weaknesses in our internal control over financial reporting.

ITEM 11. [RESERVED].

ITEM 12A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Michael Kron and Lourdes Felix are audit committee financial experts, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 12B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our directors, officers and employees as well as other persons performing functions on our behalf, such as consultants. Our Code of Business Conduct and Ethics is posted on our website at is https://www.siyatamobile.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 12B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 12C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company, LLP, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2020.

On May 24, 2022, we received a letter from Davidson & Company LLP, or Davidson, that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson ceased to serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm, and Davidson agreed to cooperate with the Company and Friedman with respect to the transition. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of the Company’s Report of Foreign Private Issuer on Form 6-K on May 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report. Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, there had been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

On May 24, 2022, management of the Company notified Friedman LLP, or Friedman, that Friedman had been approved by the Company’s audit committee of the board of directors and the board of directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman LLP combined with Marcum LLP, or Marcum, effective September 1, 2022. During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, the Company did not consult with Friedman or Marcum with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman or Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was subject to any disagreement, as defined in the United States Securities and Exchange Commission’s Regulation SK, Item 304(a)(1)(iv) and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The following table provides information regarding fees paid by us to Davidson & Company, LLP, Marcum LLP and to Barzily & Co. CPA for all services, including audit services, for the years ended December 31, 2022 and 2021 as of the date of this Annual Report:

	Year Ended December 31,
	2022	2021
Audit fees(1)	$431,600	$192,242
Audit-related fees	$85,000	$56,000
Tax fees(2)	$16,000	$12,163
All other fees	$0	$0

Total	$532,600	$260,405

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2022 and 2021 were pre-approved by the Audit Committee.

ITEM 12D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 12E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 12F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 12G. CORPORATE GOVERNANCE

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the laws of Canada, and more specifically, British Columbia, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with applicable Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions under our home country rules, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, our home country rules do not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s constating documents, be no less than 33 1/3% of the company’s outstanding common voting stock, under our home country rules, a company is entitled to determine in its articles the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles provide that a quorum of two or more shareholders who are, or represent by proxy, shareholders holding, in the aggregate, at least 33.33% of the issued shares entitled to be voted at the meeting. However, the quorum set forth in our articles with respect to an adjourned meeting consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

●	Majority Independent Directors. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. Currently, however, our board of consists of a majority of independent directors.

ITEM 12H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 12I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 13. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 14.

ITEM 14. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report filing.